Exhibit 2.2

PURCHASE AGREEMENT
BY AND AMONG
ASCENT MEDIA CORPORATION
ASCENT MEDIA CANS, LLC,
AND
ACCENTHEALTH HOLDINGS, LLC
DATED AS OF
AUGUST 8, 2008

-i-

-ii-

		Page

10.15	Entire Agreement	50
10.16	Construction	50
10.17	Specific Enforcement	50

-iii-

SCHEDULES1

Schedule 1.5	Estimates of Current Assets and Current Liabilities
Schedule 2.2	Required Consents
Schedule 3.1	Jurisdictions of Qualification
Schedule 3.2	No Conflict or Breach
Schedule 3.4(d)	Profit Participation Plans
Schedule 3.5(a)	Financial Statements
Schedule 3.5(b)	Liabilities
Schedule 3.5(c)	Audited Combined Balance Sheets of AMG
(at December 31, 2006 and December 31, 2007)
Unaudited Condensed Combined Balance Sheets of AMG
(at March 31, 2008 and December 31, 2008)
Unaudited Condensed Combined Statements of Operations and Comprehensive Loss of AMG
(for the three months ended March 31, 2008 and March 31, 2007)
Schedule 3.6(a)	Encumbrances
Schedule 3.6(b)	Operating Condition
Schedule 3.7(b)	Leased Real Property
Schedule 3.8(a)	Material Agreements
Schedule 3.8(b)	Terminated Material Agreements
Schedule 3.9(a)	Intellectual Property
Schedule 3.9(b)(iv)	Intellectual Property Issues
Schedule 3.9(c)	Licensed Intellectual Property
Schedule 3.9(e)	Software Licenses
Schedule 3.10(a)	Company Taxes
Schedule 3.10(e)	AMHI Taxes
Schedule 3.11(a)	Litigation; Decrees
Schedule 3.12(a)	Compliance with Laws
Schedule 3.12(b)	Governmental Authorizations
Schedule 3.13(a)	Employee Benefits Matters
Schedule 3.13(b)	Multiemployer Plans
Schedule 3.13(f)	Accelerated Payments
Schedule 3.13(g)	Change of Control Payments Pursuant to Employee Benefit Plans or Contracts
Schedule 3.14(a)	Labor and Employment Matters
Schedule 3.14(b)	Collective Bargaining Agreements
Schedule 3.14(c)	Compliance with Legal Requirements with respect to Employment Matters
Schedule 3.15(a)	Environmental Matters
Schedule 3.15(b)	Environmental Permits
Schedule 3.15(c)	Environmental Claims
Schedule 3.15(d)	Asbestos
Schedule 3.15(e)	Hazardous Materials
Schedule 3.16(a)	Insurance
Schedule 3.16(b)	Insurance Claims
Schedule 3.17	Absence of Certain Changes
Schedule 3.18	Related Party Transactions
Schedule 3.23(a)(i)	Ten Largest Purchasers of Advertising through May 31, 2008
Schedule 3.23(a)(ii)	Ten Largest Purchasers of Advertising through December 31, 2008
Schedule 3.23(b)	Restrictive Advertising Contracts
Schedule 3.23(c)	Preferential Advertising Contracts
Schedule 5.3	Contracts Requiring Increased Compensation
Schedule 5.5	Servers

[1]	The schedules and similar attachments to this agreement have been omitted pursuant to Item 601(b)(2). The registrant shall furnish supplementally to the Securities and Exchange Commission, upon request, a copy of any omitted schedule or attachment.

-iv-

LIST OF EXHIBITS2

[2]	The schedules and similar attachments to this agreement have been omitted pursuant to Item 601(b)(2). The registrant shall furnish supplementally to the Securities and Exchange Commission, upon request, a copy of any omitted schedule or attachment.

-v-

PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT (together with all Schedules and Exhibits hereto, this “Agreement”), dated as of August 8, 2008 (the “Effective Date”), is entered into by and among ASCENT MEDIA CORPORATION, a Delaware corporation (“Seller”), ASCENT MEDIA CANS, LLC, a Delaware limited liability company (the “Company”) and ACCENTHEALTH HOLDINGS, LLC, a Delaware limited liability company (“Buyer” and, together with Seller and the Company, the “Parties”).
     WHEREAS the Company is engaged in the business of providing advertising-supported health education programming for distribution in doctor office waiting rooms in the United States (the “Business”);
     WHEREAS Seller is the owner of the Interests (as defined herein), which constitute all of the issued and outstanding limited liability company interests of the Company; and
     WHEREAS Seller desires to sell, transfer and convey, and Buyer desires to purchase, the Interests on the terms and conditions set forth in this Agreement;
     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the Parties hereby agree as follows:
ARTICLE I
PURCHASE AND SALE OF THE INTERESTS
     1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, (i) Seller shall sell, convey, assign and transfer to Buyer all (and not less than all) of the Interests free and clear of any and all Encumbrances; (ii) Buyer shall purchase, acquire, and accept delivery of, all (and not less than all) of the Interests from Seller; and (iii) Buyer shall pay and deliver the Purchase Price, and make such other payments, to Seller in the manner and as set forth in this Agreement. Buyer may cause the Company to pay a portion of the Purchase Price with the proceeds of the debt financing contemplated by the Debt Commitment Letter.
     1.2 Purchase Price. As payment in full for the Interests, Buyer shall pay to Seller $120,000,000 (the “Base Consideration”), as increased or decreased on a dollar for dollar basis for the cumulative net adjustments required by the following as of the Closing (as adjusted, the “Purchase Price”):
          (a) The Base Consideration shall be increased by the amount, if any, by which the Company’s Working Capital as of the Closing based on the Closing Date Balance Sheet exceeds $6,011,000 (the “Target Working Capital”) or decreased by the amount, if any, by which Target Working Capital exceeds the Company’s Working Capital as of the Closing based on the Closing Date Balance Sheet;
          (b) The Base Consideration shall be increased by the amount of all Cash held by the Company as of Closing as shown on the Closing Date Balance Sheet;
          (c) The Base Consideration shall be decreased by the amount of all Indebtedness of the Company as of Closing as shown on the Closing Date Balance Sheet;

          (d) The Base Consideration shall be increased by the amount actually paid in cash by the Company prior to the Closing with respect to the New Orders; and
          (e) The Base Consideration shall be decreased by the amount of the Company’s Transaction Expenses to the extent remaining unpaid at the Closing.
     1.3 Pre-Closing Events; Estimated Purchase Price Calculation.
          (a) Not later than three (3) business days prior to the Closing, the Company shall deliver to Buyer:
          (i) a schedule setting forth the aggregate amount of the Company’s Transaction Expenses that remain unpaid through the Closing;
          (ii) wire transfer instructions for Seller and any other Person receiving a payment at Closing pursuant to Section 1.4;
          (iii) Seller’s good faith estimate of the Closing Date Balance Sheet; and
          (iv) a statement (the “Pre-Closing Statement”), executed by the Company, setting forth Seller’s good faith estimated calculation of the Purchase Price, which shall be determined taking into account all provisions establishing the basis for such calculation set forth in Section 1.2 and shall include each such item as a separate line item, including the Company’s good faith estimated calculations of (A) the Cash to be held by the Company as of the Closing, (B) the Working Capital of the Company as of the Closing and (C) any adjustment to the Base Consideration pursuant to Sections 1.2(d) and (e).
          (b) If Buyer wishes to object that the Estimated Purchase Price, the Pre-Closing Statement, the estimated Closing Date Balance Sheet or any components thereof have not been computed in accordance with this Agreement, Buyer shall, prior to the Closing, deliver a written notice to the Company setting forth the specific items disputed by Buyer and the amount of the items disputed in reasonable detail (the “Buyer’s Objection Notice”); provided that, any failure to object shall not in any way limit or alter Buyer’s rights pursuant to Section 1.5. The Company and Buyer shall in good faith attempt to resolve any of Buyer’s objections as set forth in the Buyer’s Objection Notice, and the Company shall make such revisions to the Pre-Closing Statement and the estimated Closing Date Balance Sheet with respect to the disputed items as may be mutually agreed between the Company and Buyer.
     1.4 Payments at Closing.
          (a) At the Closing, Buyer shall:
          (i) pay, on the behalf of the Company, the Estimated Company’s Transaction Expenses to the Persons to whom they are owed to the extent such amounts remain unpaid on the Closing Date; and
          (ii) pay to Seller the Estimated Purchase Price, as finally determined pursuant to Section 1.3.
          (b) All payments made pursuant to this Section 1.4 shall be made by wire transfer in immediately available funds pursuant to the wire transfer instructions provided to Buyer by Seller pursuant to Section 1.3(a), with each recipient of a wire transfer providing such instructions pursuant to the Wire Transfer Form.
     1.5 Post-Closing Adjustment.
          (a) The “Final Purchase Price” hereunder shall be the Estimated Purchase Price increased or decreased by the following amounts:
          (i) minus the amount (if any) by which Estimated Cash exceeds the Final Cash, or plus the amount (if any) by which Final Cash exceeds Estimated Cash;
          (ii) minus the amount (if any) by which the Estimated Working Capital exceeds the Final Working Capital, or plus the amount (if any) by which Final Working Capital exceeds Estimated Working Capital;
          (iii) minus the amount (if any) by which Final Indebtedness exceeds Estimated Indebtedness, or plus the amount (if any) by which Estimated Indebtedness exceeds Final Indebtedness;
          (iv) minus the amount (if any) by which Final Company’s Transaction Expenses exceeds Estimated Company’s Transaction Expenses, or plus the amount (if any) by which Estimated Company’s Transaction Expenses exceeds Final Company’s Transaction Expenses; and
          (v) minus the amount (if any) by which the estimate of any amounts paid in cash by the Company prior to the Closing with respect to the New Orders exceeds the determination of such amounts as of the Closing as set forth on the Closing Statement, as revised pursuant to Section 1.5(g), if applicable.
          (b) As promptly as reasonably practicable after the Closing Date, and in any event not later than 60 days after the Closing Date, the Company shall cause to be prepared and delivered to Seller:
          (i) an unaudited balance sheet (the “Closing Date Balance Sheet”) of the Company as of 12:01 a.m. Tampa, Florida time on the Closing Date, prepared in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the 2007 Balance Sheet and the estimates of Current Assets and Current Liabilities attached hereto as Schedule 1.5, and that does not take into account or otherwise give effect to the transactions contemplated by this Agreement; and
          (ii) a statement (the “Closing Statement”) setting forth the Company’s calculation of the Final Purchase Price and the Working Capital of the Company using the amounts set forth on the Closing Date Balance Sheet.
Seller and the Company shall cooperate with each other, and shall furnish to the other party all such information as the other party may reasonably require, in connection with the preparation of the Closing Date Balance Sheet and the Closing Statement.
          (c) Seller shall have 30 days from the date the Company delivers the Closing Statement (the “Dispute Period”) to notify Buyer in writing of its good faith belief that the Final Purchase Price, the Closing Statement, the Closing Date Balance Sheet or any components thereof have not been calculated in accordance with this Agreement. Such notice shall set forth the specific items disputed by Seller and the amount in dispute, in each case, in reasonable detail (a “Dispute Notice”). During the Dispute Period, Seller and its accountants shall be permitted to review (during regular business hours and upon reasonable prior notice) the working papers of the Company and (where applicable) the Company’s accountants relating to the matters set forth in the Closing Statement.
          (d) If Seller fails to deliver a Dispute Notice to Buyer during the Dispute Period, Seller will be deemed to have accepted and agreed to the Final Purchase Price, the Closing Statement and the Closing Date Balance Sheet, and the Final Purchase Price, the Closing Statement and the Closing Date Balance Sheet, and all items listed thereon, will be deemed to be final, binding and conclusive. If Seller delivers a Dispute Notice to Buyer during the Dispute Period, Seller and Buyer shall, within 30 days following delivery of such Dispute Notice by Seller to Buyer (the “Resolution Period”), attempt in good faith to resolve their differences with respect to the disputed items (or calculations) specified in the notice (the “Disputed Items”), and all other items on the Closing Statement and the Closing Date Balance Sheet, and all other portions of the calculation of the Final Purchase Price, will be final, binding and conclusive. Any resolution by Seller and Buyer during the Resolution Period as to any Disputed Item shall be set forth in writing and will be final, binding and conclusive.
          (e) If Seller and Buyer do not resolve all Disputed Items by the end of the Resolution Period, then, at the election of either, all Disputed Items remaining in dispute will be promptly submitted to such U.S. national independent accounting firm mutually acceptable to Seller and Buyer (the “Neutral Arbitrator”). The Neutral Arbitrator shall act as an arbitrator to determine only those Disputed Items remaining in dispute, consistent with this Section 1.5(e), and shall request a statement from Seller, on the one hand, and Buyer, on the other hand, regarding such Disputed Items. Seller and Buyer shall give the Neutral Arbitrator reasonable access to documents, records, work papers, facilities and personnel as reasonably necessary to perform its function as arbitrator. If any Party fails to submit a statement regarding any Disputed Item submitted to the Neutral Arbitrator within the time determined by the Neutral Arbitrator or otherwise fails to give the Neutral Arbitrator access as reasonably requested, then the Neutral Arbitrator may render a decision based solely on the evidence timely submitted and the access afforded to the Neutral Arbitrator by Seller and Buyer. In resolving each Disputed Item, the Neutral Arbitrator may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by any Party or less than the lowest value for such Disputed Item claimed by any Party. The Parties will use commercially reasonable efforts to cause the Neutral Arbitrator to deliver to Seller and Buyer a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Arbitrator by Seller and Buyer) of the Disputed Items submitted to the Neutral Arbitrator within 30 days after the Neutral Arbitrator’s receipt of such Disputed Items, which determination will be final, binding and conclusive. The fees and disbursements of the Neutral Arbitrator (the “Neutral Arbitrator Fees”) shall be allocated between Buyer, on the one hand, and Seller, on the other hand as follows: a portion of the Neutral Arbitrator Fees equal to the product of the Neutral Arbitrator Fees and a fraction, the numerator of which is the aggregate dollar amount of the disputed items resolved by the Neutral Arbitrator in favor of Buyer and the denominator of which is the aggregate dollar amount of all disputed items submitted to the Neutral Arbitrator for resolution, shall be allocated to Seller, and the remainder shall be allocated to Buyer (in each case as finally determined by the Neutral Arbitrator).
          (f) The parties agree that the purpose of preparing the Closing Date Balance Sheet hereunder is to measure the Cash and Working Capital of the Company as of the Closing, in accordance with and on a basis consistent with the accounting methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the 2007 Balance Sheet and the estimates of Current Assets and Current Liabilities attached hereto as Schedule 1.5, for purposes of determining the Final Purchase Price. The process described in this Section 1.5 is not intended to permit the introduction of different components, judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies to the preparation of the Closing Date Balance Sheet or the Closing Statement from the judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies used in determining the estimates of Current Assets and Current Liabilities attached hereto as Schedule 1.5.
          (g) The Company shall revise the Closing Statement, including the calculation of the Final Purchase Price, and the Closing Date Balance Sheet to reflect the final resolution of all Disputed Items pursuant to Section 1.5(d) and Section 1.5(e). The Closing Statement, including the calculation of the Final Purchase Price, and the Closing Date Balance Sheet shall be final for the purposes of this Agreement upon the earliest of (i) the failure of Seller to notify Buyer of a dispute by the 30th day following receipt by Seller of the items described in Section 1.5(b) (or written notice by Seller to Buyer prior to such 30th day that Seller does not dispute the Closing Statement), (ii) the resolution of all remaining Disputed Items pursuant to Section 1.5(d) by Seller and Buyer and (iii) the resolution of all remaining Disputed Items pursuant to Section 1.5(e) by the Neutral Arbitrator. Such final determinations of such matters shall be non-appealable and incontestable by the Parties and each of their respective Affiliates and successors and assigns and not subject to collateral attack for any reason other than fraud.
          (h) If the Final Purchase Price as determined pursuant to this Section 1.5 exceeds the Estimated Purchase Price as determined pursuant to Section 1.3, then the Company shall pay to Seller, no later than five Business Days following the final determination of the Final Purchase Price in accordance with Section 1.5(g), by wire transfer in immediately available U.S. dollar funds to the account designated by Seller, an amount equal to such excess. If the Estimated Purchase Price as determined pursuant to Section 1.3 exceeds the Final Purchase Price as determined pursuant to this Section 1.5, then Seller shall pay to the Company, no later than five Business Days following the final determination of the Final Purchase Price in accordance with Section 1.5(g), an amount equal to such excess. If any portion of an amount due pursuant to this Section 1.5(h) shall be undisputed, such undisputed portion shall be paid promptly.
ARTICLE II
CLOSING
     2.1 Closing. The closing of the Transactions (the “Closing”), shall take place at the offices of Baker Botts L.L.P., in New York, New York, at 10:00 a.m., local time, on the third (3rd) Business Day following the date on which all of the conditions to Closing set forth in Section 2.2 (other than those conditions which by their nature are to be satisfied concurrently with the Closing) are satisfied or waived in accordance with the terms of this Agreement (such date upon which the Closing occurs is hereinafter referred to as the “Closing Date”), or at such other place and time as may be agreed upon in writing by the Parties.
     2.2 Conditions to Closing.
          (a) Buyer’s Obligation. The obligations of Buyer to consummate the Transactions are subject to the satisfaction as of the Closing of the following conditions:
          (i) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing (other than (a) such representations and warranties as are made as of another date which shall be true and correct in all material respects as of the date made and (b) the representation in the last sentence of Section 3.5(c) which shall be true and correct in all respects); provided, however, that if any portion of any representation or warranty is Qualified, for purposes of determining whether this Section 2.2(a)(i) has been satisfied with respect to such portion of such representation or warranty, such Qualification shall be disregarded.
          (ii) Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.
          (iii) As of the Closing Date, no suit, action, or other proceeding shall be pending before, and no injunction or order shall have been issued by, any Governmental Authority against Seller, the Company or Buyer that seeks to or would restrain or prohibit any of the Transactions.
          (iv) Any waiting period (or extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.
          (v) Seller shall have delivered to Buyer all deliverables contemplated by Section 2.3.
          (vi) Since December 31, 2007, no event, change, effect or condition shall have occurred and exist that has had a Material Adverse Effect on the Company.
          (vii) Each required third-party consent disclosed on Schedule 2.2 (including any consents of a Governmental Authority) shall have been obtained and be in full force and effect.
          (viii) At least $48,000,000 of the proceeds contemplated by the financing described in the Debt Commitment Letter shall have been made available to Buyer or the Company for purposes of making the payments to be made at the Closing by Buyer pursuant to this Agreement.
          (b) Seller’s Obligation. The obligations of Seller to consummate the Transactions are subject to the satisfaction as of the Closing of the following conditions:
          (i) The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing (other than such representations and warranties as are made as of another date which shall be true and correct in all material respects as of the date made), except as would not, individually or in the aggregate, materially and adversely affect the consummation of the Transactions; provided, however, that if any portion of any representation or warranty is Qualified, for purposes of determining whether this Section 2.2(b) has been satisfied with respect to such portion of such representation or warranty, such Qualification shall be disregarded.
          (ii) Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the time of the Closing.
          (iii) As of the Closing Date, no suit, action, or other proceeding shall be pending before, and no injunction or order shall have been issued by, any Governmental Authority against Seller, the Company or Buyer that seeks to or would restrain or prohibit any of the Transactions.

          (iv) Any waiting period (or extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.
          (v) Buyer shall have delivered to Seller all deliverables contemplated by Section 2.4.
     2.3 Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer the following:
          (a) certificates representing the Interests, duly endorsed in blank;
          (b) a certificate of a duly authorized officer of Seller confirming the satisfaction of the conditions set forth in Section 2.2(a);
          (c) to the extent applicable, a copy of all resolutions and consents authorizing the execution, delivery and performance of this Agreement by the Company and Seller and the consummation of the Transactions, accompanied by the certification of the Secretary (or similar officer) of each such entity to the effect that the applicable resolutions are in full force and effect and have not been amended, modified or rescinded;
          (d) an acknowledgment from Seller of Seller’s receipt of the Estimated Purchase Price payable in accordance with Section 1.4;
          (e) a counterpart signature page to the Transition Services Agreement duly executed by Seller;
          (f) counterpart signature pages to the Broadsign Assignment Agreement duly executed by the parties thereto; and
          (g) such other documents and certificates as are reasonably required by Buyer to be delivered to effectuate the Transactions or evidence the authority, existence and good standing, as applicable and available, of the Company or Seller.
     2.4 Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Seller the following:
          (a) the payments contemplated by Section 1.4, which amounts shall be paid in accordance with Section 1.4;
          (b) a certificate of an authorized officer of the Buyer confirming the satisfaction of the conditions set forth in Section 2.2(b);
          (c) a copy of all resolutions or consents authorizing the execution, delivery and performance of this Agreement by Buyer and the consummation of the Transactions contemplated in this Agreement thereby, accompanied by the certification of the Secretary (or similar officer) of the Buyer to the effect that the applicable resolutions are in full force and effect and have not been amended, modified or rescinded;
          (d) an acknowledgment from Buyer of receipt by Buyer of the certificates representing the Interests;

          (e) a counterpart signature page to the Transition Services Agreement duly executed by Company;
          (f) Buyer shall enter into the Amended and Restated LLC Agreement; and
          (g) such other documents and certificates as are reasonably required by Seller to be delivered to effectuate the Transactions or evidence the authority, existence and good standing of Buyer.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer as follows:
     3.1 Organization and Good Standing.
          (a) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Seller has the full corporate power and authority to own its property and carry on its business as now being conducted. Seller has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the other Transaction Documents to which it is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein have been duly and validly authorized and Seller has obtained all necessary authorizations and approvals from its Board of Directors and stockholders required in connection therewith. The copies of Seller’s Certificate of Incorporation and Seller’s bylaws, each as amended to date and made available to Buyer’s counsel, are complete and correct, and no amendments thereto are pending.
          (b) The Company is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware. The Company has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein have been duly and validly authorized and the Company has obtained all necessary authorizations and approvals from its manager(s)/board of managers and members required in connection therewith. The Company is duly licensed or qualified to do business under the laws of each other jurisdiction in which the character of its properties or in which the transaction of the Business makes such qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect, all of which jurisdictions is set forth on Schedule 3.1. The copies of the certificate of formation and limited liability company agreement of the Company, each as amended to date and made available to Buyer’s counsel, are complete and correct, and no amendments thereto are pending.
          (c) This Agreement and the other Transaction Documents to which Seller is a party constitute the legal, valid and binding obligations of Seller enforceable against it in accordance with their respective terms.
          (d) This Agreement and the other Transaction Documents to which the Company is a party constitute the legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms.

     3.2 No Conflict or Breach. Except as otherwise set forth in Schedule 3.2, the execution, delivery and performance by Seller and the Company of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not violate, conflict with or result in a breach of any provision of, or constitute a default by Seller or the Company (or create an event which, with notice or lapse of time or both, would constitute such a default) or give rise to any right of termination, cancellation, modification or acceleration under, or result in the creation of any Encumbrances upon the Interests or upon any of the Company’s properties and assets under (i) any Contract or other instrument to which Seller or the Company is a party or by which any of its properties, assets or business activities are bound, (ii) any organizational documents of Seller or the Company, (iii) any Order or Legal Requirement applicable to Seller or the Company or any of their properties, assets or business activities.
     3.3 Brokers. Except for RBC Daniels, L.P., the fees of which shall be paid pursuant to Article I, neither the Company nor Seller has incurred or will have any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.
     3.4 Capitalization.
          (a) All of the Interests of the Company are issued to Seller and are not subject to and were not issued in violation of any preemptive or similar rights created by statute, the Company’s organizational documents or any agreement to which the Company is a party or by which it is bound, and have been issued in compliance with applicable Legal Requirements.
          (b) There are (i) no voting agreements or voting trusts, stockholder agreements, proxies or other agreements between or among any Person or Persons relating to the Company or the Interests, (ii) no rights, agreements, arrangements or commitments relating to the Interests to which the Company is a party, or by which it is bound, obligating the Company to repurchase, redeem, retire or otherwise acquire any of the Interests. The Company is under no obligation to register under the Securities Act of 1933, as amended (the “Securities Act”), any of the Interests or any other Equity Rights.
          (c) There are no Equity Rights relating to issued or unissued membership interests of the Company to which the Company or Seller are a party, or by which either is bound, obligating the Company or Seller to issue, deliver, or sell, or cause to be issued, delivered, or sold, any equity interest or securities convertible into or exchangeable for such equity interest, or obligating the Company or Seller to grant, extend, or enter into any such option, warrant, call or other right, agreement, arrangement or commitment or give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of any equity interest in the Company.
          (d) Except as set forth on Schedule 3.4(d), there are no outstanding profit participation or similar rights with respect to the Company. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which equityholders or members of the Company may vote.
          (e) Seller holds and will hold of record and owns beneficially all of the Interests free and clear of all Encumbrances, other than any Encumbrances arising out of, under or in connection with (i) this Agreement or (ii) the Securities Act and similar state securities law requirements. Seller has the power and authority to sell, transfer, assign and deliver such Interests as provided in this Agreement and such delivery will convey to Buyer good and marketable title to such Interests, free and clear of any and all Encumbrances.

          (f) The Company does not, either directly or indirectly, own of record or beneficially any shares or other Equity Rights in any other Person.
     3.5 Financial Statements.
          (a) Attached as Schedule 3.5(a) are (i) the unaudited balance sheet for the Company at December 31, 2006 and the related statements of operations and cash flows for the year then ended (collectively, the “2006 Financial Statements”), (ii) the audited balance sheet (the “2007 Balance Sheet”) for the Company at December 31, 2007 and the related statements of operations and cash flows for the year then ended (collectively, the “2007 Financial Statements”) and (iii) the unaudited balance sheet for the Company at June 30, 2008 (the “Interim Balance Sheet Date”) and the related statement of operations for the 6 month period then ended (the “Interim Financial Statements” and together with the 2006 Financial Statements and the 2007 Financial Statements, the “Financial Statements”). The Financial Statements have been prepared based on the books and records of the Company and fairly present the financial condition, results of operations, stockholders equity and cash flows of the Company at the dates and for the time periods indicated, in accordance with GAAP, consistently applied and maintained throughout the periods indicated.
          (b) Except as set forth in Schedule 3.5(b) or in the Financial Statements, the Company does not have any Liabilities other than (i) Liabilities incurred in the ordinary course of business and reflected in the Closing Date Balance Sheet as “current liabilities”; (ii) performance obligations (other than as a result of a breach by the Company) pursuant to Contracts and commitments entered into in the ordinary course of business; and (iii) the Company’s performance obligations under this Agreement or the Transaction Documents.
          (c) Attached as Schedule 3.5(c) are (i) the audited combined balance sheets of AMG (as defined below) at December 31, 2006 and December 31, 2007; (ii) the unaudited condensed combined balance sheets of AMG at March 31, 2008 and December 31, 2007; and (iii) the unaudited condensed combined statements of operations and comprehensive loss of AMG for the three months ended March 31, 2008 and March 31, 2007 (collectively, the “Seller Financial Statements”). As used in this Section 3.5(c), the term “AMG” means a combination of the historical financial information of (1) Ascent Media Group, LLC (excluding those businesses thereof that provide sound, music, mixing, sound effects and other related post-production audio services under brand names such as Sound One, POP Sound, Soundelux and Todd A-O), (2) the Company, and (3) certain cash and investment assets of DHC. As of immediately prior to the Closing, Seller (directly and through its Subsidiaries) will be the owner of the assets and businesses the historical financial information of which comprises AMG and will be the successor thereto for financial reporting purposes.
     3.6 Title to Assets; Encumbrances.
          (a) The Company owns good, valid and marketable title to, or a valid leasehold interest in, all of its personal property, assets and equipment, free and clear of all Encumbrances, other than (i) Permitted Encumbrances and (ii) Encumbrances set forth on Schedule 3.6(a).
          (b) Except as set forth on Schedule 3.6(b), the personal property, assets and equipment of the Company are sufficient to permit the conduct of the Business from and after the Closing Date in substantially the same manner and to the extent as the Business is currently conducted by the Company and such assets are, in the aggregate, free from material defects, in good operation and repair and fit for the purposes for which they are used in connection with the Business, subject to normal wear and tear.

     3.7 Real Property.
          (a) The Company does not own, and since its formation has never owned, any real property.
          (b) Schedule 3.7(b) contains a true, correct and complete description of all real property leased by the Company (the “Leased Real Property”), of all leases and subleases, and all amendments, supplements, modifications, side letters, estoppels, subordination, non- disturbance, non-disturbance and allotment agreements and all other agreements relating to the Leased Real Property (collectively, the “Real Property Leases”), and of all Encumbrances, other than Permitted Encumbrances, upon or affecting the Company’s rights to or interest in any of the Leased Real Property or any Real Property Lease. The Company has delivered to Buyer true, correct and complete copies of all the Real Property Leases. Except as set forth on Schedule 3.7(b), with respect to each of the Real Property Leases:
          (i) such Real Property Lease is in full force and effect and is legal, valid and binding on the Company and enforceable by the Company in accordance with its terms;
          (ii) the transactions contemplated by this Agreement and the Transaction Documents will not result in a breach of or default under such Real Property Lease, and will not otherwise cause such Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;
          (iii) the Company’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed and, to Seller’s Knowledge, there are no material disputes with respect to such Real Property Lease;
          (iv) neither of the Company nor, to Seller’s Knowledge, any other party to the Real Property Lease is in breach or default of any material provision of such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease; and
          (v) the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.
     3.8 Material Agreements. Schedule 3.8(a) sets forth a complete list of the Material Agreements as of the Effective Date. A true and complete copy (with all modifications and amendments) of each Material Agreement has been made available to Buyer. As of the Effective Date, each Material Agreement is valid and binding on the Company and, to Seller’s Knowledge, on the other parties thereto, and is in full force and effect. The Company is not in breach of, or default under, any Material Agreement and, to Seller’s Knowledge, no other party to any Material Agreement is in breach thereof or default thereunder. Except as set forth on Schedule 3.8(b), no party to a Material Agreement has canceled or terminated or, to Seller’s Knowledge, threatened to cancel or terminate its relationship with the Company or indicated that it will not renew or continue its relationship with the Company following the expiration of such Agreement on terms substantially similar to the current terms.

     3.9 Intellectual Property.
          (a) Schedule 3.9(a) contains a complete list of (i) all patents and pending patent applications owned by the Company and used in the Business as now conducted and/or as proposed to be conducted, (ii) all trademark, service mark and trade dress registrations and applications owned by the Company and used in the Business as now conducted and/or as proposed to be conducted, (iii) all copyright registrations and applications owned by the Company and used in the Business as now conducted and/or as proposed to be conducted, (iv) all domain name registrations owned by the Company and used in the Business as now conducted and/or as proposed to be conducted, (v) all agreements to which the Company is a party or is otherwise obligated that relate to Company’s Intellectual Property and/or the Intellectual Property Rights of another Person used in the Business as now conducted and/or as proposed to be conducted (other than shrink-wrap licenses and any other licenses entered into in the ordinary course of business with respect to off-the-shelf software and other products which have an acquisition cost of less than $25,000 on an individual basis); and (vi) all written consents, settlements, judgments, injunctions, decrees, awards, stipulations, orders or similar litigation-related, or inter partes obligations to which the Company is a party or to which the Company is otherwise bound, that relate to the Company’s Intellectual Property or the Intellectual Property Rights of another Person.
          (b)
          (i) Company’s Intellectual Property is valid and enforceable, and, except as set forth on Schedule 3.9(a), there has not been any act or omission by or on behalf of the Company that has had an adverse effect, or could have an adverse effect, on the validity, enforceability or ownership of Company’s Intellectual Property;
          (ii) Company’s Intellectual Property does not violate, misappropriate or infringe upon, or conflict with, the rights of another Person, including, without limitation, the Intellectual Property Rights of another Person, and the Company has not received written notice of any such violation, misappropriation or infringement or of any claim therefor;
          (iii) there are no outstanding options, licenses, agreements, claims, Encumbrances or shared ownership of interests of any kind relating to any of Company’s Intellectual Property, nor is the Company a party to, or bound by, any options, licenses or agreements of any kind with respect to the Intellectual Property Rights of any other Person used in the Business as now conducted;
          (iv) there is no pending or, to Seller’s Knowledge, threatened action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) involving the Company commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority to which the Company is a party claiming that the Company’s conduct of the Business as now conducted or as proposed to be conducted has violated, misappropriated, or infringed or would violate, misappropriate or infringe, any Intellectual Property Rights of any Person, and the Company has not received any communications alleging that it has violated, misappropriated, or infringed any Intellectual Property Rights of any other Person and, except as set forth on Schedule 3.9(b)(iv), the Company is not aware of any potential basis for such an allegation or of any reason to believe that such an allegation may be forthcoming;
          (v) the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of, nor require the consent of any other Person in respect of, the Company’s right to own or use any of Company’s Intellectual Property, as owned or used in the conduct of the Business as currently conducted;

          (vi) each Company Employee and current and former independent contractor of the Company that has authored, produced or created any content for use in the Business since January 1, 2006 is either an employee of the Company or its Affiliates creating the content within the scope of his or her employment using company resources on company time or has entered into an Intellectual Property Rights agreement transferring to the Company all right, title and interest of such author, producer or creator in such content and all Intellectual Property Rights therein.
          (c) The Company has not granted any licenses to Company’s Intellectual Property to another Person other than as listed in Schedule 3.9(c), and the Company has provided copies of all such licenses to Buyer. The Company’s Intellectual Property licensed by the Company to other Persons is licensed pursuant to legal, valid and binding agreements that are in full force and effect and enforceable by the Company in accordance with their terms. To Seller’s Knowledge, no other party to any such agreement is in default or breach under the terms of any such agreements and, to Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would give rise to a claim of breach or right of rescission, termination, revision or amendment of any such license, including the transactions contemplated hereby.
          (d) Seller has caused the parties to the Intellectual Property Assignment Agreement to enter into such agreement immediately prior to the execution of this Agreement and such agreement is valid and binding obligation of the parties thereto and is in full force and effect.
          (e) Schedule 3.9(e) sets forth a list, along with applicable descriptions, of all generally available commercial “shrink-wrap” or “off-the-shelf” software which are licensed to the Company or otherwise used by the Company in the conduct of the Business (the “Licensed Software”).
     3.10 Taxes.
          (a) Except as set forth on Schedule 3.10(a), the Company has timely filed or will have timely filed all Tax Returns for the periods or portions thereof ending on or prior to the Closing Date that are required to be filed on or prior to the Closing Date by the Company with any Taxing Authority (taking timely requested extensions into account), and all such Tax Returns are true, accurate and complete in all material respects. Except as set forth on Schedule 3.10(a), the Company has timely paid all Taxes (whether or not shown to be due on such Tax Returns) and all Tax assessments received, in each case required to be paid by the Company prior to the Closing Date. There are no Encumbrances for Taxes (other than current Taxes not yet due and payable) on any of the assets of the Company. Except as set forth on Schedule 3.10(a), the Company is not a party to any pending Proceeding with any Taxing Authority, nor to Seller’s Knowledge, are there any threatened Proceedings by any Taxing Authority with respect to the Company. Except as set forth on Schedule 3.10(a), the Company has not received written notice of any claim by any Taxing Authority in any jurisdiction where it does not file Tax Returns or pay Taxes that it is or may be subject to Tax by that jurisdiction.
          (b) No waiver of the statute of limitations has been given or requested with respect to any Tax Return of the Company. The transaction contemplated by this Agreement will not be subject to Section 1445 of the Code.
          (c) The Company is and always has been treated for federal income tax purposes as an entity that is “disregarded as an entity separate from its owner” within the meaning of Treasury Regulations Section 301.7701-2(c)(2)(i).

          (d) The Company will not be required to include any material item of income in, or exclude a material item or deduction from, Taxable income for any post-Closing period as a result of (i) a change in method of accounting prior to the Closing Date, and (ii) installment sale or open transaction dispositions prior to the Closing Date. Neither the Company nor Seller has not engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any analogous provision of state or local law.
          (e) Schedule 3.10(e) lists each jurisdiction where AMHI has or intends to file state income taxes for 2007.
     3.11 Litigation; Decrees.
          (a) Except as set forth in Schedule 3.11(a), there is no Proceeding pending as of the Effective Date and, to the Knowledge of Seller, there are no facts or circumstances that are reasonably likely to give rise to a Proceeding against the Company or Seller that relates to the Business or any of the assets owned or used by the Company. Except as set forth in Schedule 3.11(a), and except for any Proceedings that arise after the Effective Date that could not reasonably be expected to result in a Material Adverse Effect, there shall be no Proceeding pending as of the Closing Date against the Company or Seller that relates to the Business or any of the assets owned or used by the Company.
          (b) There is no Order to which the Company or Seller, or any of the assets owned or used by the Company, is subject.
          (c) To Seller’s Knowledge, no Company Employee is subject to any Order that prohibits such employee from engaging in or continuing any conduct, activity, or practice relating to the Business.
     3.12 Compliance with Legal Requirements; Permits.
          (a) Except as set forth in Schedule 3.12(a):
          (i) the Company is in compliance with each material Legal Requirement that is applicable to it or to the conduct or operation of the Business or the ownership or use of any of its assets; and
          (ii) the Company is not in receipt of any notice from any Governmental Authority or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any material Legal Requirement.
          (b) Schedule 3.12(b) contains a list, which is complete and accurate in all material respects, of the material Governmental Authorizations that are held by the Company or that otherwise relate to the Business, or to any of the assets owned by the Company, or to any assets owned by Seller, AMHI or any of their respective Subsidiaries and used by the Company. Each Governmental Authorization required to be listed in Schedule 3.12(b) is valid and in full force and effect. Except as set forth in Schedule 3.12(b):
          (i) The Company is in material compliance with the terms and requirements of each Governmental Authorization required to be identified on Schedule 3.12(b); and
          (ii) The Company has not received any notice or other communication from any Governmental Authority or any other Person regarding (A) actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Governmental Authorization identified on Schedule 3.12(b), or (B) actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization required to be identified on Schedule 3.12(b).
     3.13 Employee Benefits Matters.
          (a) The Company does not directly employ any individuals as of the date of this Agreement, nor has it ever directly employed any individuals prior to such date. The operations of the Company prior to the date of this Agreement have been conducted by employees of Ascent Media Group, LLC, with the costs associated with such employment allocated to the Company. Schedule 3.13(a) sets forth a list of all bonus, deferred or incentive compensation, profit sharing, retirement, vacation, sick leave, hospitalization or severance plans, “employee benefit plans” (as defined in Section 3(3) of ERISA) and material fringe benefit plans sponsored, maintained or contributed to by Seller or its Affiliates for the benefit of the Company Employees, or in which any Company Employee participates or is entitled to participate or under which any Company Employee has any present or future right to benefits as of the Effective Date (the “Employee Benefit Plans”). Schedule 3.13(a) sets forth the bonus, commission, and/or incentive targets with respect to the 2008 Management Bonus Plan, 2008 Ad Sales Commissions Plan, Subscriber Recruiting Commission Plan and the Conversion Commission Plan together with the bonuses and commissions accrued with respect to such plans as of June 30, 2008, and a true and complete copy of each such plan is attached to Schedule 3.13(a). With respect to each Employee Benefit Plan, Seller or its Affiliates have made available to Buyer a true and correct copy of: (i) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”); (ii) the documents governing such Employee Benefit Plan; (iii) each trust agreement relating to such Employee Benefit Plan, if any; (iv) the most recent summary plan description for such Employee Benefit Plan, if such a summary plan description is required; (v) the most recent actuarial report as included in the annual Form 5500, if any, relating to such Employee Benefit Plan; and (vi) the most recent determination letter, if any, issued by the IRS with respect to such Employee Benefit Plan qualified under Section 401(a) of the Code.
          (b) Each of the Employee Benefit Plans is and has at all times been in compliance in all material respects with applicable provisions of ERISA and the Code. Except as otherwise set forth on Schedule 3.13(b), none of Seller or its Affiliates is a participating or contributing employer in any Multiemployer Plan with respect to the Company Employees, nor has Seller or its Affiliates incurred on behalf of any Company Employees any withdrawal liability with respect to any multiemployer plan or any liability in connection with the termination or reorganization of any Multiemployer Plan. Except as otherwise set forth on Schedule 3.13(b), all due contributions, premiums or payments under or with respect to each Employee Benefit Plan on behalf of Company Employees are current and will have been paid as of the Closing Date or accrued on the Closing Date Balance Sheet.
          (c) Seller has made available to Buyer copies of all programs and policies of the Company with or relating to Company Employees.
          (d) The Employee Benefit Plans that are intended to qualify under Section 401 of the Code are so qualified and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operation of the Employee Benefit Plans which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.
          (e) No Employee Benefit Plan is subject to Section 412 of the Code or Title IV of ERISA.

          (f) Except for payments relating to earned but unpaid wages, accrued but unused vacation and sick days and other payments arising in connection with the termination of the employment of the Company Employees with Ascent Media Group, LLC (all of which payments shall be the sole responsibility of Ascent Media Group, LLC) and except as set forth on Schedule 3.13(f), neither the execution and delivery of this Agreement or the Transaction Documents nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment becoming due to any Company Employee, (ii) increase any compensation, benefits or funding to any Company Employee payable by the Company, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
          (g) Except as set forth in Schedule 3.13(g), the Company is not obligated to make any Change of Control Payments pursuant to any Employee Benefit Plan or Contract.
     3.14 Labor and Employee Relations.
          (a) Schedule 3.14(a) attached hereto contains a true, complete and correct list as of the Effective Date of:
          (i) the Company Employees: (A) who individually earned in excess of $100,000 in base salary for the 12-month period ending December 31, 2007, and (B) who individually are expected to earn in excess of $100,000 in base salary for the 12-month period ending December 31, 2008, and the rate of all current base salary payable to each such Company Employee, together with their actual annual bonus paid for the year ended December 31, 2007;
          (ii) all severance agreements with former Company Employees who have departed within one year prior to the Effective Date (copies of which have been made available to Buyer prior to the date hereof); and
          (iii) each Company Employee.
          (b) Except as set forth in Schedule 3.14(b), none of Seller or its Affiliates is subject to any collective bargaining agreement, labor contract or similar agreement or arrangement with any labor union, trade union, works council or other employee representative with respect to Company Employees. Except as set forth in Schedule 3.14(b) attached hereto, none of Seller or its Affiliates has received: (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against or relating to any Company Employee, (ii) notice of, or to Seller’s Knowledge threats to commence, any Proceedings arising out of any collective bargaining agreement, or similar agreement, or any other Proceedings relating to any Company Employee, (iii) notice of, or to Seller’s Knowledge threats to commence, any Proceedings with respect to or relating to a Company Employee pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, or (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, classification of employees, whistleblower or occupational safety and health laws to conduct an investigation with respect to or relating to any Company Employee or to any site or facility at which any Company Employee is located, or notice that such investigation is in progress.
          (c) Except as set forth in Schedule 3.14(c), Seller and its Affiliates are in compliance with all material Legal Requirements respecting employment and employment practices with respect to Company Employees, including, without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, classification of employees, child labor, immigration, employment discrimination, disability rights or benefits, whistleblower protections, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except as would not reasonably be expected to result in a Material Adverse Effect.
     3.15 Environmental Matters.
          (a) Except as set forth in Schedule 3.15(a), (i) the Company is in compliance with, and is not in violation of, any applicable material Environmental Law, and (ii) the Company has not received notice from any Governmental Authority or Person of any violation or failure to comply with any applicable material Environmental Laws.
          (b) To Seller’s Knowledge, the Company has obtained all Governmental Authorizations which are required under Environmental Laws (“Environmental Permits”) in connection with the operation of the Business, and the use or lease of the Leased Real Property, and Schedule 3.15(b) contains a complete list and description of each such Environmental Permit. Except as described in Schedule 3.15(b), the Company is in compliance in all material respects with each Environmental Permit listed in Schedule 3.15(b), if any.
          (c) Except as set forth in Schedule 3.15(c), the Company has received no notice of any pending or, to Seller’s Knowledge, threatened claims, actions, suits, proceedings, investigations, assessments or complaints by any Governmental Authority arising under or pursuant to any Environmental Law, with respect to or affecting any of the Leased Real Property.
          (d) Except as set forth in Schedule 3.15(d), Seller does not have actual knowledge that any building or other improvement located on the Leased Real Property contains any asbestos or asbestos-containing materials in a friable condition and no environmental reports have been prepared for Seller or the Company indicating otherwise.
          (e) Except as set forth in Schedule 3.15(e), there has been no Release of any Hazardous Materials by the Company on, in, or at the Leased Real Property in violation of the Environmental Permits or Environmental Laws.
     3.16 Insurance.
          (a) Schedule 3.16(a) sets forth a list, as of the Effective Date, of all insurance policies with respect to which the Company is named insured or that provide coverage to the Company, or any director or officer of the Company in its capacity as such, and, except as otherwise specified therein, such coverages are in full force and effect on the Closing Date, shall be maintained in full force and effect through the Closing and all premiums due have been paid.
          (b) Except as set forth on Schedule 3.16(b), there are no pending claims in excess of $100,000 against such insurance policies as to which insurers have denied liability as of the Closing Date and there exist no claims in excess of $100,000 that have not been timely submitted by the Company to the related insurers.
     3.17 Absence of Certain Changes and Events. Since December 31, 2007 through the Closing Date, except (i) as disclosed in the 2007 Financial Statements or on Schedule 3.17 and (ii) for the transactions contemplated hereby:
          (a) there has not been any change in the issued and outstanding Interests; any grant of any Equity Rights of the Company; any issuance of any security convertible into such equity interests;

any grant of any registration rights with respect to such equity interests; any purchase, redemption, retirement, or other acquisition by the Company of any Interests;
          (b) there has not been any amendment to the Company’s organizational documents;
          (c) except in the ordinary course of business, the Company has not (i) incurred any Indebtedness, (ii) issued any debt securities, or (iii) assumed or guaranteed or otherwise become responsible for any Indebtedness of any Person;
          (d) the Company has not made any acquisition (by merger, consolidation, or acquisition of equity interests or assets) of any corporation, partnership or other business organization or division thereof;
          (e) the Company has not canceled or compromised any material Indebtedness or claim, or waived or released any material right of value or collected or compromised any material accounts receivable other than in the ordinary course of business;
          (f) the Company has not sold, assigned or transferred any of its tangible assets except in the ordinary course of business and except for any such assets having an aggregate value of less than $50,000;
          (g) except in the ordinary course of business, the Company has not entered into any contract that would be a Material Agreement or into any written employment or severance agreement with any of the Company Employees or any collective bargaining agreement, nor made any changes in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, whether as bonus, extra compensation, pension or severance or vacation pay or otherwise, to any director, officer, Company Employee, salesman, distributor or agent;
          (h) the Company has not made any material change in any method of accounting; and
          (i) the Company has not entered into any agreement or made any commitment to take any of the types of actions described in any of subsections set forth above.
     3.18 Related Party Transactions. Except for the transactions and arrangements as set forth on Schedule 3.18 (each a “Related Party Transaction”), no Related Party (a) has borrowed money from or loaned money to the Company that is currently outstanding or otherwise has any cause of action or claim against the Company, (b) has any ownership interest in any property or asset used by the Company in the conduct of the Business, or (c) is a party to any Contract (other than any Employee Benefit Plan or employment agreement) with the Company (including any arrangements related to the payment of royalties).
     3.19 Inventory. The inventory of the Company reflected on the Closing Date Balance Sheet, if any, shall be determined in accordance with GAAP, and the Closing Date Balance Sheet shall include any reserves required in accordance with GAAP with respect to any such inventory.
     3.20 Accounts Receivable; Accounts Payable.
          (a) All accounts receivable reflected on the Closing Date Balance Sheet will be valid receivables arising from the bona fide sale of products and services actually made or performed in the ordinary course of business consistent with past practice, subject to any reserves reflected in the Closing Date Balance Sheet.
          (b) All accounts payable reflected on the Closing Date Balance Sheet will be payables arising from the bona fide purchase of products and services actually received or performed in the ordinary course of business consistent with past practice.
     3.21 Indebtedness. The Company has no Indebtedness.
     3.22 Questionable Payments. None of the Company, Seller, any Company Employee, officer, director or Affiliate of either of them, or any other Person acting on behalf of any of them, has, with respect to, on behalf of or to otherwise further the interests of the Company, (a) used funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any direct or indirect unlawful payments to foreign or domestic government officials or employees, (c) established or maintained any unlawful or unrecorded funds or other assets or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) made any bribe, kickback or other unlawful payment or (e) made any material favor or gift which is not, in good faith, believed by such Person to be fully deductible for any income tax purposes and which was, in fact, so deducted.
     3.23 Advertisers and Suppliers; Screens.
          (a) Schedule 3.23(a)(i) sets forth a list of the ten largest purchasers of advertising from the Company (each, an “Advertiser”), for the year ended December 31, 2007 and the six month period ending June 30, 2008, based on revenues for such periods, respectively. Except as set forth on Schedule 3.23(a)(i), the Company is not in receipt of any communication that, and the Company has no Knowledge that, any such Advertiser, has or intends to (i) cease or decrease purchasing from or dealing with the Company, (ii) adversely modify its relationship with the Company or (iii) adversely alter any purchases or dealings with the Company.
          Based solely upon and taking into account only written contracts entered into prior to the Effective Date, Schedule 3.23(a)(ii) sets forth a list of the advertisers who will be the ten largest purchasers of advertising from with the Company for the year ended December 31, 2008. Except as set forth on Schedule 3.23(a)(ii), the Company is not in receipt of any communication that, and the Company has no Knowledge that, any such advertiser, has or intends to terminate the written agreement between it and the Company or decrease the amount of advertising it is committed to purchase from the Company pursuant to such written contract.
          The Company is not in receipt of any communication that any of Nielson Media Research, Hewlett-Packard, Chimei or Verispan, and the Company has no Knowledge that any such Person, has or intends to (i) cease selling to or dealing with the Company, (ii) adversely modify its relationship with the Company or (iii) adversely alter its dealings with the Company.
          (b) Except for standard advertising agreement entered into in the ordinary course of business that grants an advertiser exclusive rights to advertise in a specific product category during the current term of such agreement for which such advertiser has purchased advertising (or the immediately following period assuming the advertiser purchases advertising at the then current rate) or as set forth on Schedule 3.23(b), there are no Contracts with any advertisers or any Person that, in any way, restrict or limit the ability of the Company to sell advertising to any Person, including on the basis of the kind or nature of the products sold by such Person or the industries or markets in which such Person participates. The currently effective advertising agreements not provided to Buyer or its counsel are based upon and generally consistent with the same form of advertising agreements provided to Buyer and do not impose additional material obligations on Company or grant the advertisers material additional rights.
          (c) Schedule 3.23(c) sets forth a list of each Contract that grants an advertiser or customer pricing based upon a “most favored nations” of similar preferential pricing basis. The Company is in compliance with such terms in all such contracts (whether or not listed on Schedule 3.23(c)).
          (d) As of the Effective Date, (i) the number of medical office waiting areas actively participating in the Company’s captive audience television network is at least 10,970, (ii) there are at least 4,300 Installed Digital Screens, (iii) the number of Digital Screens that are owned by the Company but which are not installed in medical office waiting areas is at least 2,635, less the number of any Installed Digital Screens in excess of 4,300 and (iv) the number of Screen Mounts that are owned by the Company but do not form a part of an Installed Digital Screen is at least 1,130, less the number of any Installed Digital Screens in excess of 4,300.
     3.24 Exclusivity of Representations. The representations and warranties made by Seller in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties regarding the Company and the Business. Seller hereby disclaims any such other or implied representations or warranties, notwithstanding the delivery or disclosure to Buyer or their respective officers, directors, employees, agents or representatives of any documentation or other information (including any financial projections or other supplemental data).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to Seller and the Company as follows:
     4.1 Organization; Authority.
          (a) Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware. Buyer has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the other Transaction Documents to which it is a party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein have been duly and validly authorized and Buyer has obtained all necessary authorizations and approvals from its manager(s)/board of managers and members required in connection therewith.
          (b) This Agreement and the other Transaction Documents to which Buyer is a party constitute the legal, valid and binding obligations of Buyer enforceable against it in accordance with their respective terms.
     4.2 No Conflict or Breach. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents and the consummation of the transactions provided for herein and therein will not violate, conflict with or result in a breach of any provision of, or constitute a default by Buyer (or create an event which, with notice or lapse of time or both, would constitute such a default) or give rise to any right of termination, cancellation, modification or acceleration under, or result in the creation of any Encumbrances upon any of Buyer’s properties and assets under (i) any Contract or other instrument to which Buyer is a party or by which any of its properties, assets or business activities are bound, (ii) any organizational documents of Buyer, (iii) any Order or Legal Requirement applicable to Buyer or any of its properties, assets or business activities.
     4.3 Financing.
          (a) Attached as Exhibit A is a true and complete copy of a debt commitment letter, excluding the fee letter relating thereto (the “Debt Commitment Letter”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing a portion of the proceeds to be used for the transactions contemplated by this Agreement (the “Debt Financing”). Attached as Exhibit B is a true and complete copy of an equity commitment letter (the “Equity Commitment Letter,” and together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which the parties thereto have agreed, subject to the terms and conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing,” and together with the Debt Financing, the “Financing”).
          (b) The Commitment Letters have not been amended or modified, no such amendment, modification or termination is, as of the Effective Date, contemplated and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. Buyer has fully paid any and all commitment fees or other fees in connection with Commitment Letters that are currently due and payable, and the Commitment Letters are in full force and effect and are the valid, binding and enforceable obligations of Buyer, and to the knowledge of Buyer, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Commitment Letters. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Buyer under the Commitment Letters and as of the Effective Date, Buyer has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied or that the Financing will not be made available to Buyer. Subject to the terms and conditions contained in this Agreement and the Commitment Letters, and assuming all conditions precedent to the funding of the Financing contained in each of the Commitment Letters have been satisfied, Buyer will have at the Closing sufficient funds to consummate the Transactions and to perform Buyer’s obligations hereunder and under the other Transaction Documents, including, without limitation, the payment of the Purchase Price, and any adjustment thereto, pursuant to Article I.
     4.4 Brokers. Buyer has not incurred and will have no Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.
     4.5 Litigation. There are no (a) Claims pending against Buyer before any Governmental Authority or (b) Governmental Orders to which Buyer is subject that, individually or in the aggregate, could, if adversely determined, prevent Buyer from performing its material obligations under this Agreement or prevent or materially delay the consummation of the Transactions.
     4.6 WARN Act. Buyer does not intend to engage within 60 days following the Closing Date in a “plant closing” or “mass layoff” as such terms are defined in the United States Federal Worker Adjustment, Retraining and Notification Act of 1988, as amended (“WARN”).

ARTICLE V
COVENANTS OF SELLER AND THE COMPANY
     Seller and the Company covenant and agree as follows:
     5.1 Access to Information.
          (a) Between the Effective Date and the Closing Date, Seller shall, and shall cause Company to: (i) afford Buyer and its Representatives access to, during normal business hours, in a manner so as not to interfere with the normal business operations of the Company and upon reasonable notice, the employees, offices, properties, contracts, commitments, Tax Returns, books and records and other documents and data pertaining to the Company and the operation of the Business, and (ii) furnish Buyer and its Representatives with such additional financial, operating and other data and information as they may reasonably request.
          (b) In connection with its investigation of the Company and the Business, Buyer has received from Seller and the Company certain estimates, projections and other forecasts for the Business, and certain plan and budget information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that it is familiar with such uncertainties, that it is taking responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it. Accordingly, Seller makes no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets referred to in this Section 5.1(b), except that such items have been prepared in good faith based on assumptions that are believed by Seller to be reasonable when made.
          (c) Seller shall, and shall cause Company to, use its reasonable commercial efforts to assist Buyer in obtaining the financing contemplated by the Debt Commitment Letter or under any alternative arrangements made by Buyer, including making appropriate officers and employees of the Company, Seller and their Affiliates available to participate in informational meetings, assisting with the preparation of information letters and disclosure documents in connection with such debt financing and cooperating with respect to matters relating to bank collateral to take effect as of the Closing in connection with such debt financing.
     5.2 Company’s Conduct of Business and Operations. Seller and the Company shall keep Buyer reasonably informed as to all material operations relating to the Company. From the Effective Date through the Closing Date, Seller shall cause the Company to, and the Company shall: (a) conduct the Company’s business in the ordinary course of business consistent with past practice; (b) maintain and operate the Company’s assets in all material respects in a good and workmanlike manner; (c) pay or cause to be paid all costs and expenses (including but not limited to insurance premiums) incurred in connection therewith in a timely manner consistent with past practice; (d) maintain in force until the Closing Date insurance policies substantially equivalent to those in effect on the date hereof with respect to the Company and the Business; (e) comply in all material respects with all material Legal Requirements applicable to the Company; (f) make no change in management personnel of the Company without prior consultation with Buyer; (g) use commercially reasonable efforts to obtain any required third-party consents disclosed on Schedule 3.2 prior to the Closing (provided that neither Seller nor Company shall be required to incur any material expense or obligation as a condition to obtaining any such third-party consent); (h) use commercially reasonable efforts to keep available the services of the Company Employees (provided that neither Seller nor (prior to the Closing) the Company shall be required to incur any material expense or obligation as a condition to retaining the services of any such Company Employees); (i) make capital expenditures substantially in accordance with the capital expenditure budget, including the purchase of digital video screens in accordance therewith; and (j) use commercially reasonable efforts to install and order digital video screens for use in its captive audience television network substantially in accordance with past practices but consistent with the Company’s plans. Seller and the Company will use commercially reasonable efforts to preserve and maintain the present relationships of the Company with suppliers, doctors, advertisers, distributors, customers and other Persons having significant business relations therewith, and the Company shall promptly notify Buyer in writing of any communication or correspondence received by the Company or Seller requesting or proposing that the Company undertake or consent or agree to any act described in Section 5.3(vii).
     5.3 General Restrictions. Except as otherwise expressly permitted in this Agreement, without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed, the Company shall not, and Seller shall not permit the Company to:
          (i) except in the ordinary course of business consistent with past practice, sell, assign, transfer, lease, license or otherwise dispose of or agree to sell, assign, transfer, lease, license or otherwise dispose of any of the material assets (whether tangible or intangible) or properties of the Company;
          (ii) create, incur, assume, guarantee, or otherwise become liable or obligated with respect to any Indebtedness, or make any loan or advance to, or any investment in, any Person, or cancel, terminate or amend or grant any waiver of any rights or settle any debts owed to or claims held by the Company except in the ordinary course of business consistent with past practice;
          (iii) subject any of the material assets (whether tangible or intangible) or properties of the Company to any Encumbrance (other than any Permitted Encumbrances);
          (iv) amend, terminate, cancel, settle or compromise any material claim or litigation, or any material claim or litigation which is threatened;
          (v) make any change in any method of accounting or accounting practice or policy used by the Company;
          (vi) except in the ordinary course of business consistent with past practice, enter into any agreement, arrangement or transaction with Seller or any Affiliate of Seller;
          (vii) except in the ordinary course of business consistent with past practice, enter into, amend, modify, cancel or supplement any Material Agreement or any Contract that would be a Material Agreement; provided, however, the foregoing ordinary course exception shall not permit the Company to (and the Company shall not) (i) amend, modify, cancel or supplement any advertising agreement that is a Material Agreement if the result thereof is to discount advertising below the current rate contemplated by such agreement and (ii) enter into any advertising agreement that would be a Material Agreement unless such agreement prices advertising at the current rate card rate;
          (viii) enter into, modify or terminate any labor or collective bargaining agreement;
          (ix) make any change in any existing election, or make any new election, with respect to any tax law in any jurisdiction;
          (x) accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with past practice;
          (xi) delay or accelerate payment of any accrued expense, trade payable, or other liability beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice;

          (xii) increase the compensation payable to any Company Employee outside the ordinary course of business consistent with past practice (or as required by any existing Contract disclosed on Schedule 5.3);
          (xiii) make any amendment to or restatement of its organizational documents;
          (xiv) issue or sell any membership interests or Equity Rights or other rights to purchase any Interests;
          (xv) take any action that would cause the representations in Section 3.17 to be untrue as of the Closing Date, with respect to the period from the date hereof through and including the Closing Date;
          (xvi) allow any Company’s Intellectual Property to expire, lapse or otherwise abandon or be dedicated to the public domain (other than any Intellectual Property identified as “abandoned” on Schedule 3.9);
          (xvii) engage in any one or more activities or transactions outside the ordinary course of business consistent with past practice; or
          (xviii) agree or commit to do any of the foregoing.
     5.4 No Negotiation. Until such time as this Agreement shall be terminated in accordance with Article IX hereof or the Closing occurs, neither Seller, nor AMHI, nor the Company shall, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to, any Person (other than Buyer or its Affiliates) relating to any business combination or strategic transaction involving the Company, including the sale of the Interests, the merger or consolidation of the Company, or the sale or license of the Company’s assets (other than in the ordinary course of the Company’s Business, consistent with past practice).
     5.5 Agreements with Regard to Licensed Software and Servers. Seller shall, and shall cause its Subsidiaries to, use reasonable commercial efforts to assign, transfer, convey and set over to Company all of their respective rights, title and interest in and to any and all of the Licensed Software for the applicable number of users set forth on such schedule, free and clear of all Encumbrances. In the event that Seller and its Subsidiaries are unable to transfer to Company any of the Licensed Software for the applicable number of users prior to the Closing, then Company, acting in good faith and on a commercially reasonable basis, may purchase after the Closing fully paid up licenses for the applicable number of users at the then prevailing market rates; provided that such licenses do not require any recurring license or other fees for such Licensed Software. Upon the submission to Seller of valid receipts with respect to any such purchase, Seller shall promptly reimburse Company for the reasonable out-of-pocket costs of the purchase or license of such Licensed Software. To the extent Buyer’s consent would be required by this Agreement pursuant to Section 5.3 or otherwise to effectuate any purchase of Licensed Software by the Company prior to the Closing, Buyer shall not withhold its consent to any such purchase of fully paid up licenses for the applicable number of users at the then prevailing market rates; provided that such licenses do not require any recurring license or other fees for such Licensed Software. Seller agrees to cause its Subsidiaries to transfer to Company or its designee the servers set forth on the attached Schedule 5.5 (the “Servers”), free and clear of all Encumbrances.

ARTICLE VI
COVENANTS OF BUYER
     Buyer covenants and agrees as follows:
     6.1 Confidentiality. Buyer acknowledges that the information being provided to it by the Company, Seller, its Affiliates and their respective representatives is subject to the terms of a confidentiality agreement dated March 31, 2008 between Banc of America Capital Investors V, L.P. and Ascent Media Group, LLC and a confidentiality agreement dated March 28, 2008 between M/C Ventures Partners, LLC and Ascent Media Group, LLC (collectively, the “Confidentiality Agreements”), the terms of which are incorporated herein by reference, and the parties hereto agree to honor such terms as though they were a party thereto. Effective upon, and only upon, the Closing, the Confidentiality Agreements will terminate with respect to information relating solely to the Company and the Business. However, Buyer acknowledges and agrees that any and all other information provided to it by the Company, Seller, its Affiliates or their respective representatives concerning Seller or its Affiliates (other than the Company) shall remain subject to the terms and conditions of the Confidentiality Agreements after the date of the Closing.
     6.2 Non-Solicitation. Prior to the Closing, neither Buyer nor any of its Affiliates shall hire or solicit for employment any person employed by Seller or any of its Affiliates (including the Company); provided that, this covenant shall not be deemed breached if any such employee is hired after responding to a general employment solicitation by Buyer or any of its Affiliates.
     6.3 Financing. Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter (provided that Buyer may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof, or otherwise so long as the terms would not materially delay or prevent the consummation of the transactions contemplated hereby), including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Buyer to obtaining the Debt Financing set forth in the Debt Commitment Letter that are within the control of the Buyer (including by consummating the Equity Financing pursuant to the terms of the Equity Commitment Letter), (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letters or on other terms that would not materially adversely impact the ability or likelihood of Buyer to consummate the transaction contemplated hereby, and (iv) consummate the Financing at or prior to the Closing. Subject to the foregoing requirements, the Parties acknowledge that the definitive agreements referenced in clause (iii) of the foregoing sentence must be acceptable to Buyer in all respects and that the failure of Buyer and its lenders to finally agree on such definitive agreements after a good faith negotiation thereof shall not constitute a breach of Section 6.3(iii). If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall use its commercially reasonable efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions as promptly as practicable following the occurrence of such event; provided, that such alternative financing shall be on terms and conditions materially no less favorable to Buyer and the Company than those provided in the Debt Commitment Letter (as such terms may be changed as provided in the preceding sentence), or otherwise on terms and conditions acceptable to Buyer. Buyer shall give Seller prompt notice of any material breach by any party to the Commitment Letters of which Buyer becomes aware, or any termination of the Commitment Letters. Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing.

The Company hereby consents to the use of its and its Subsidiaries’ names and logos in connection with the Financing.
ARTICLE VII
ADDITIONAL AGREEMENTS
     7.1 Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party hereto will use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate the Transactions. Each of Seller and Buyer will promptly notify the other after learning of the occurrence of any event or circumstance which would reasonably be expected to cause any condition to Closing not to be satisfied or to cause Closing to be delayed.
     7.2 Publicity. Each of the Parties hereto will consult with each other and will mutually agree upon any publication, announcement or press release of any nature with respect to this Agreement or the Transactions, and shall not issue any such publication, announcement or press release prior to such agreement, except as may be required by applicable Legal Requirement or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party or Parties proposing to issue such publication or press release shall make all reasonable efforts to consult in good faith with the other Party or Parties before issuing any such publication or press release and shall provide a copy thereof to the other Party or Parties prior to such issuance.
     7.3 Tax Matters.
          (a) The Parties agree and acknowledge that the purchase of the Interests shall be treated by Seller and Buyer as the sale and purchase of the assets of the Company for Tax purposes.
          (b) The Purchase Price for the Interests shall be allocated by Buyer to the assets of the Company pursuant to an appraisal conducted by such appraiser selected by mutual agreement of Buyer and Seller (the “Appraiser”). The Purchase Price shall be allocated in accordance with the applicable provisions of the Code and the regulations thereunder, such allocation being made in the good faith determination of Buyer. Buyer shall direct the Appraiser to conduct such appraisal in a commercially reasonable and fair fashion and shall not instruct the Appraiser to artificially inflate the value of any fixed asset. Seller and Buyer agree to file in accordance with, and as and when required by, the Code and applicable Treasury Regulations. The fees and expenses of the Appraiser shall be borne by one-half by Buyer and one-half by Seller.
          (c) All applicable personal property Taxes levied or assessed against the assets of the Company prior to the Closing and any such taxes to be levied after the Closing with respect to any period or portion thereof prior to the Closing shall be accrued on the Closing Date Balance Sheet.
          (d) Each of Seller and Buyer shall be liable for, and shall pay, one half (1/2) of any and all transfer, sales, use, excise, goods and services, health services, conveyance, recording or any other similar fees or taxes (including, without limitation, title recording or filing fees, mutation taxes and other amounts payable in respect of transfer filings), and all documentary or other stamp taxes, arising out of or related to the transactions contemplated by this Agreement. The Parties shall consult with each other in good faith and shall cooperate fully with each other in planning for the reduction or elimination of any such taxes.

          (e) The Parties agree and acknowledge that all income, gain, loss, deduction and expense from the operation of the Business by the Company from January 1, 2008 through and including the Closing Date as well as from the transactions contemplated by this Agreement shall be reported on the Tax Returns of Seller.
     7.4 Employee Benefits.
          (a) Company Employees. Seller will provide Buyer with an updated part (iii) of Schedule 3.14(a) of Seller Disclosure Schedules prior to the Closing, updated for hires and terminations of Company Employees prior to the Closing. Seller and its Subsidiaries shall be responsible for any compensation and employee benefits (including under any Employee Benefit Plans) payable to or for the benefit of the Company Employees (including any 401(k) employer or matching contributions) relating to periods prior to Closing.
          (b) Leased Employees. Pursuant to the Transition Services Agreement, Seller shall provide the services of the Leased Employees as described therein. During the term of the Transition Services Agreement, the Leased Employees shall be employees of Seller or any of its Affiliates, and Company shall provide payment to Seller for the services of such Leased Employees as provided in the Transition Services Agreement.
          (c) Offers of Employment to Leased Employees by Company. During the term of the Transition Services Agreement, Company shall select employees from among the Leased Employees based on their skills, experience and performance. Each Leased Employee who is so selected shall be extended an offer of employment with Company. Each offer of employment shall be effective as of the cessation of the employee leasing provisions of the Transition Services Agreement (the “Transfer Date”). Company’s determination as to which Leased Employees shall be extended offers of employment shall be made in accordance with all applicable Legal Requirements. Any such offers of employment made to such Leased Employees will be at levels of base salary that are substantially equivalent to such Leased Employees’ current base salary. Company shall provide Seller a list of the Company Employees to whom Company shall extend an employment offer at least 10 days prior to the Transfer Date. Effective as of the date immediately prior to the Transfer Date, Seller shall terminate the employment of each such Leased Employee employed by Seller or its Affiliates on such date who (i) accepted an offer of employment made by Company and (ii) passed Company’s pre-employment drug screen, if applicable. On the Transfer Date, Company will employ, or cause its Affiliates to employ, each such Leased Employee and each such Leased Employee shall be referred to herein as a “Transferred Company Employee.” Each Leased Employee who does not become a Transferred Company Employee (other than as a result of such employee’s failure to satisfy the conditions in (i) and (ii) above) shall constitute a Reassigned Employee for all purposes of the Transition Services Agreement, effective as of the Transfer Date (and Ascent Media Group, LLC. shall be deemed to have received an Instruction (as defined in the Transition Services Agreement) as of such date.
          (d) Service Crediting and Benefit Eligibility. For purposes of determining eligibility with respect to the participation in, and the vesting of benefits under, any Employee Benefit Plan maintained or contributed to by the Company, or any Affiliate of the Company after the Closing (including Buyer), and for purposes of calculating benefits under any such Employee Benefit Plan, Company shall cause the Company, or such applicable Affiliate of the Company after the Closing that maintains or contributes to such Employee Benefit Plan to give credit for the applicable number of years of service by such employee to the Company or any Affiliate of the Company prior to the Closing (including Seller).

          (e) Cessation of Participation in Employee Benefit Plans. As of the Transfer Date, the Transferred Company Employees shall cease active participation in and shall cease to accrue benefits under the Employee Benefit Plans, except with respect to benefits, contributions and payments (including any 401(k) matching contributions) relating to periods prior to Transfer Date.
          (f) Claims Liability. Seller shall be liable for and shall hold Company harmless from and against all claims arising under the Employee Benefit Plans on or prior to the Transfer Date. Except as provided for in the Transition Services Agreement, Seller shall be liable for and shall hold Company harmless from and against all claims arising out of the employment relationship or any termination thereof with respect to Company Employees that are incurred prior to the Transfer Date. Company shall be liable for and shall hold Seller harmless from and against all claims arising out of the employment relationship or termination thereof with respect to the Transferred Company Employees that are incurred on or after the Transfer Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; (ii) health, dental, vision and/or prescription drug benefits, on the date such services, materials or supplies were provided; and (iii) disability benefits, on the first date of sickness, short-term disability or leave of absence for which such disability benefits become payable. For the avoidance of doubt, nothing in this Section 7.4(f) shall relieve, alter or affect the rights and obligations of Ascent Media Group, LLC, and the Company arising under the Transition Services Agreement.
          (g) 401(k) Plans. Each Transferred Company Employee who participated in or who was eligible to participate in a 401(k) Plan of Seller or its Affiliates immediately prior to the Transfer Date shall be immediately eligible to participate, without any waiting period or delay, in Company’s 401(k) plan applicable to the Transferred Company Employees. To the extent permitted by applicable Legal Requirements and the Company’s 401(k) Plan, Company shall cause Company’s 401(k) Plan to accept rollover distributions of the Transferred Company Employees’ account balances, and Seller and its Affiliates shall cooperate in furnishing all data, records and administrative assistance necessary to facilitate such acceptance. Seller shall cause each Transferred Company Employee to be 100% vested in all employer 401(k) contributions (including any matching contributions) accrued through and as of the Transfer Date.
          (h) COBRA. Company shall be responsible for the administration of and shall assume any and all obligations arising under the continuation coverage requirements of Section 4980B of the Code and Part 6 of Title I of ERISA (“COBRA”) or other applicable Legal Requirement with respect to the Transferred Company Employees and their beneficiaries who experience a “Qualifying Event” (as defined in COBRA) on or after the Transfer Date. Except as provided in the Transition Services Agreement, Seller shall be responsible for any and all obligations arising under COBRA with respect to Company Employees who do not become Transferred Company Employees on the Transfer Date.
          (i) WARN Act. With respect to all obligations (including providing any notice required pursuant to) under WARN, any successor United States federal law, and any other applicable plant closing notification law, with respect to a layoff of Company Employees or plant closing relating to the Company (i) Company shall only be liable with respect to any terminations of Transferred Company Employees or related obligations arising on or after the Closing Date, and (ii) Seller shall be liable with respect to any other terminations or obligations that arise prior to the Closing Date.
     7.5 HSR Act Matters. To the extent required by applicable Legal Requirements, the Parties agree to cause to be made all appropriate filings under the HSR Act as promptly as practicable following the date of this Agreement (including an initial filing under the HSR Act no later than ten calendar days after the date of this Agreement) and to diligently pursue termination of the waiting periods under the HSR Act (including promptly responding to any requests for additional information).
     7.6 Notice Regarding Changes. Seller and the Company shall promptly inform Buyer in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by Seller or the Company untrue, inaccurate or misleading if such representation and warranty had been made upon the occurrence of the fact or circumstance in question. Buyer shall promptly inform Seller in writing of any change in facts and circumstances that could render any of the representations and warranties made herein by it untrue, inaccurate or misleading as if such representation and warranty had been made upon the occurrence of the fact or circumstance in question. Any update pursuant to this Section 7.6 will not be deemed to alter or modify the schedules to this Agreement or any representation or warranty in this Agreement for the purposes of determining (a) whether the conditions set forth in Section 2.2(a)(i) and Section 2.2(b)(i) are satisfied and (b) whether there has been a breach of a representation or warranty that would give rise to an indemnification obligation pursuant to Section 8.2 or Section 8.3.
     7.7 Release. Effective as of the Closing, Seller, on behalf of itself and its Affiliates, Subsidiaries and each of their respective officers and directors, and the successors and assigns of each of the foregoing (each a “Releasor”), hereby releases, acquits and forever discharges, to the fullest extent permitted by law, the Company (“Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever (including any rights to indemnification under the Limited Liability Company Agreement of the Company), which such Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever to the Closing Date, except in connection with obligations of the Company under (i) this Agreement, (ii) the Transition Services Agreement, and (iii) the Agreement dated as of November 30, 2007, between the Company and DHC Ventures, Inc., a true, correct and complete copy of which has been provided to Buyer (the “Discovery Programming Agreement”) (to the extent arising after the Closing or included in the Current Liabilities included in the calculation of the Final Purchase Price). Each Releasor agrees not to assert any claim against Releasee, except pursuant to this Agreement, the Transition Services Agreement or the Discovery Programming Agreement, as applicable.
     7.8 Confidential Information.
          (a) In consideration of the payment of the Purchase Price, and in order to induce Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, Seller hereby covenants and agrees as follows:
          (i) Without the prior consent of Buyer, Seller and its Subsidiaries shall not, directly or indirectly, for itself or for any other Person (A) for a period of two years from the Closing Date, hire for employment any individual who is a Company Employee on the Effective Date or (B) for a period of three years from the Closing Date, solicit, induce or attempt to induce or solicit any Company Employee on the Effective Date to leave the employ or otherwise cease to perform services for the Company.
          (ii) Except as Buyer shall otherwise consent, Seller and its Subsidiaries shall, and they shall cause their officers, directors, employees, accountants, counsel, consultants, advisors and agents (“Representatives”) to, for a period of two years from and after the Closing Date, hold, in confidence, unless compelled to disclose by any applicable Legal Requirement or Governmental Order any Confidential Information or Trade Secrets (collectively “Company Information”); provided such period shall be extend with respect to any Confidential Information that constitutes a Trade Secret for so long as such information constitutes a Trade Secret. All books, records, reports, writings, notes, notebooks, computer programs, Contracts, lists and other documents embodying any Company Information, whether prepared by Seller or otherwise coming into such Seller’s possession, shall be the exclusive property of the Company and shall not be copied, duplicated, replicated, transformed, modified or removed from the premises of the Company by Seller except pursuant to the businesses of the Company.
          (b) Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach or violation by Seller and its Subsidiaries of any or all of the covenants and agreements contained in Section 7.8(a) may cause irreparable harm and damage to Buyer in a monetary amount which may be virtually impossible to ascertain. As a result, Seller recognizes and hereby acknowledges that Buyer shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of any or all of the covenants and agreements contained in Section 7.8(a) by Seller, its Subsidiaries and their respective Representatives and that such right to injunction shall be cumulative and in addition to whatever other rights or remedies Buyer may possess hereunder, at law or in equity. Nothing contained in this Section 7.8(b) shall be construed to prevent Buyer from seeking and recovering from Seller damages sustained by it as a result of any breach or violation by such party of any of the covenants or agreements contained herein.
          (c) Savings Provisions. If at the time of enforcement of any of the covenants contained in Section 7.8(a) above (the “Protective Covenants”), a court shall hold that the duration, scope or area restrictions stated therein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope, or area and that the court shall be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope, and area permitted by law. Seller hereby acknowledges that the Protective Covenants are reasonable in terms of duration, scope, and area restrictions and are necessary to protect the goodwill of the business of the Company and the substantial investment in the Company made by Buyer pursuant to this Agreement. Seller further acknowledges and agrees that the Protective Covenants are being entered into by them in connection with the sale by Seller of the goodwill of the Business of the Company pursuant to this Agreement and not directly or indirectly in connection with any other relationship with Buyer or any of its Affiliates.
     7.9 New Orders. The Company shall issue purchase orders on or prior to August 10, 2008 for those items set forth on Schedule 7.9, in each case for delivery in the ordinary course of business (collectively, the “New Orders”).
     7.10 Additional Agreements. From and after the Closing, Seller shall not take any action which shall have the effect of materially and adversely affecting its ability to satisfy any Liabilities of Seller that may arise pursuant to this Agreement. Seller agrees that it will, and will cause its Subsidiaries to, preserve (in electronic format to the extent existing in such format) and keep for a period of at least three (3) years from the Closing Date all books and records of Seller and its Subsidiaries related to the Company and its business, including, without limitation, all financial, accounting and tax information, records and returns and records related to the employment and employee matters for Company Employees. Seller further agrees that it will, and will cause its Subsidiaries to, cooperate with and make available to the Buyer and the Company during normal business hours and upon reasonable notice, all such books and records.

ARTICLE VIII
INDEMNIFICATION
     8.1 Survival of Representations.
          (a) The representations and warranties of Seller contained in this Agreement shall survive the Closing and (i) in respect of Section 3.1 (Organization; Authority), Section 3.3 (Brokers), Section 3.4 (Capitalization), and Section 3.10(c) (Taxes) shall survive indefinitely, (ii) in respect of Section 3.18 (Related Party Transactions) shall survive for five years following the Closing Date, (iii) in respect of Section 3.10 (Taxes) (other than with respect to Section 3.10(c)) and Section 3.13 (Employee Benefit Matters) shall survive for three years following the Closing Date, and (iv) in respect of all other representations and warranties made by Seller shall survive for one year following the Closing Date.
          (b) The representations and warranties of Buyer contained in this Agreement shall survive the Closing and (i) in respect of Section 4.1 (Organization; Authority) and Section 4.4 (Brokers) shall survive indefinitely and (ii) in respect of all other representations and warranties made by Buyer, shall terminate on the date which is twelve months from the Closing Date.
          (c) For purposes of Section 8.2, the representations and warranties of Seller set forth in Article III will be deemed to be made as of the Closing Date as well as the Effective Date.
     8.2 General Indemnification by Seller. From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates and their respective agents, representatives, officers, members, directors, employees, partners and equity holders (each, a “Buyer Indemnified Person”) from, against, and with respect to any and all Losses resulting from, arising out of or in connection with any of the following (in each case, without duplication):
          (a) any breach or inaccuracy of any representation or warranty of Seller or the Company contained in this Agreement (including the schedules and exhibits attached hereto and the certificates delivered pursuant hereto);
          (b) any breach, or any failure to perform or observe, any covenant of, or any agreement to be performed or observed by, Seller or the Company contained in this Agreement;
          (c) any Taxes of the Company, Seller, any Related Party of Seller or AMHI with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (as determined below) to the portion of such period beginning before and ending on the Closing Date); provided that, for the purposes of this Section 8.2(c), in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (B) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period ended on the Closing Date;
          (d) any ERISA Liabilities;
          (e) any Change of Control Payments (other than those resulting from agreements put in place by Company subsequent to the Closing);
          (f) any Indebtedness of the Company of the type referred to in clauses (i), (ii), (iv) and (ix) of the definition thereof, as of the Closing Date; and

          (g) any Retained Liabilities (as defined in the BroadSign Assignment and Assumption Agreement) and any breach of the representations and warranties set forth in the BroadSign Assignment and Assumption Agreement, without duplication of any amounts payable by Seller or Media Network Services, LLC with respect to any such breach or the Retained Liabilities under the BroadSign Assignment and Assumption Agreement.
     8.3 Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless Seller, its Affiliates, and their respective agents, representatives, officers, members, directors, employees, partners, and equity holders (each, a “Seller Indemnified Person”) from, against, and with respect to any and all Losses resulting from, arising out of or in connection with any of the following (in each case, without duplication):
          (a) any breach or inaccuracy of any representation or warranty of Buyer contained in this Agreement (including the schedules and exhibits attached hereto and the certificates delivered pursuant hereto);
          (b) any breach, or any failure to perform or observe, any covenant of, or any agreement to be performed or observed by, Buyer contained in this Agreement;
          (c) amounts paid and expenses incurred by Seller or any of its Subsidiaries, as applicable, pursuant to or in connection with the Guaranty, dated as of November 1, 2006, executed by Ascent Media Group, LLC in favor of Sage Realty Corporation resulting from a breach of that certain lease by and between the Company and Sage Realty Corporation following the Closing; or
          (d) any Taxes of the Company with respect to any Tax year or portion thereof ending after the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable (as determined below) to the portion of such period beginning after the Closing Date); provided that, for the purposes of this Section 8.3(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax that relates to the portion of such Tax period beginning the day immediately following the Closing Date shall (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period beginning on the day immediately following the Closing Date and the denominator of which is the number of days in the entire Tax period, and (B) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would by payable if the relevant Tax period began on the day immediately following the Closing Date.
     8.4 Notice of Indemnification Claim. For purposes of this Article VIII, a Buyer Indemnified Person or Seller Indemnified Person making a claim for indemnity under Section 8.2 or 8.3 is hereinafter referred to as an “Indemnified Party” and the Party against whom such claim is asserted is hereinafter referred to as the “Indemnifying Party.” As soon as reasonably practicable after an Indemnified Party has actual knowledge of any claim that could reasonably be expected to result in Losses for which indemnification is available under Section 8.2 or 8.3 (an “Indemnification Claim”), the Indemnified Party shall give written notice thereof (a “Claims Notice”) to the Indemnifying Party. A Claims Notice must describe the applicable Indemnification Claim in reasonable detail, and indicate the amount (estimated in good faith, as necessary and to the extent feasible) of the Loss that has been or may be suffered by the applicable Indemnified Party. No delay in or failure to give a Claims Notice pursuant to this Section 8.4 will adversely affect any of the other rights or remedies that the Indemnified Party has under this Agreement, or alter or relieve an Indemnifying Party of its obligation to indemnify the applicable Indemnified Party except to the extent that the Indemnifying Party is actually prejudiced thereby. The Indemnifying Party shall respond to the Indemnified Party (a “Claim Response”) within 15 days (the

“Response Period”) after the date that the Claims Notice is sent by the Indemnifying Party. Any Claim Response must specify whether or not the Indemnifying Party disputes the Indemnification Claim described in the Claims Notice. If the Indemnifying Party fails to give a Claim Response within the Response Period, the Indemnifying Party will be deemed not to dispute the Indemnification Claim described in the related Claims Notice. If the Indemnifying Party elects not to dispute an Indemnification Claim described in a Claims Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of the Losses alleged in such Claims Notice will be conclusively deemed to be an obligation of the relevant Indemnifying Party, and the relevant Indemnifying Party shall satisfy such obligation within 10 days after the last day of the applicable Response Period the amount specified in the Claims Notice. If the Indemnifying Party delivers a Claim Response within the Response Period indicating that it disputes one or more of the matters identified in the Claims Notice, representatives of each of Buyer and Seller shall promptly meet and use their reasonable efforts to settle the dispute. Buyer and Seller shall cooperate with and make available to the other party and its respective representatives all information, records and data, and shall permit reasonable access to its facilities and personnel, as may be reasonably required in connection with the resolution of such disputes. If Buyer’s representatives and Seller’s representatives are unable to reach agreement within 30 days after the conclusion of the Response Period, then either Buyer or Seller may resort to other legal remedies subject to the limitations set forth in this Article VIII.
     8.5 Third Party Claims. In the event of any claim by a third party against an Indemnified Party for which indemnification is available hereunder, the Indemnifying Party has the right, exercisable by written notice to the Indemnified Party, within 30 days of receipt of the corresponding Claims Notice from the Indemnified Party, to assume and conduct the defense of such claim (at its sole expense) with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party so long as the Indemnifying Party acknowledges in a writing delivered to the Indemnified Party that the Indemnifying Party is obligated to indemnify, defend and hold harmless the Indemnified Party under the terms of its indemnification obligations hereunder in connection with such third party claim; provided, that, the Indemnifying Party shall not be permitted to assume such defense if (i) the Indemnifying Party is also a party to such proceeding or matter and the Indemnified Party determines in good faith that joint representation would be inappropriate or (ii) the matter subject to indemnification involves relief (A) other than the payment of money or (B) that is otherwise beyond the beyond the scope of the indemnification obligations of the Indemnifying Party. If the Indemnifying Party has assumed such defense as provided in this Section 8.5, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by any Indemnified Party in connection with the defense of such claim so long as the Indemnifying Party actively, diligently and in good faith defends such claim. If the Indemnifying Party does not assume the defense of any third party claim in accordance with this Section 8.5, the Indemnified Party may continue to defend such claim at the sole cost of the Indemnifying Party (subject to the limitations set forth in Section 8.6) and the Indemnifying Party may still participate in, but not control, the defense of such third party claim at the Indemnifying Party’s sole cost and expense. Except with the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), no Indemnifying Party, in the defense of any such claim, shall consent to the entry of any judgment or enter into any settlement thereof. The Indemnified Party shall not be obligated to consent to any settlement or judgment (i) if it provides for injunctive or other nonmonetary relief affecting the Indemnified Party or (ii) unless it includes as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party and its affiliates of a release from all liability with respect to such claim or litigation. In any such third party claim, the party responsible for the defense of such claim shall, to the extent reasonably requested by the other party, keep such other party informed as to the status of such claim, including all settlement negotiations and offers.

     8.6 Limitations.
          (a) Notwithstanding anything to the contrary contained in this Agreement or otherwise, but subject to the following sentence, Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Person against or reimburse any Buyer Indemnified Person for any Loss pursuant to Section 8.2(a), unless (i) the applicable Buyer Indemnified Person has notified Seller in writing in accordance with Sections 8.4 or 8.5, as applicable, within the applicable survival period, if any, set forth in Section 8.1, (ii) such Loss exceeds $20,000 (and no single Loss of less than such amount shall be counted in calculating the aggregate amount of Losses under Section 8.2(a)), and (iii) the aggregate of all Losses under Section 8.2(a) exceeds $1,000,000 (in which event Seller shall be liable for the entire amount of such Losses); provided, however, that in no event shall the aggregate liability of Seller under Section 8.2(a) exceed an amount equal to ten percent (10%) of the Base Consideration excluding Losses resulting from a breach of the representation set forth in the last sentence of Section 3.11(a). Notwithstanding the foregoing, (x) any Loss arising out of the same or a series of related facts, circumstances or transactions shall be aggregated and considered a single “Loss” for purposes of determining whether such Losses exceed $20,000 pursuant to (ii) above, (y) the limitations in clauses (i), (ii) and (iii) above shall not apply to the Carve-Out Representations and (z) the cap on Losses subject to indemnification in the proviso of the previous sentence shall not apply to the Carve-Out Representations and the representation set forth in last sentence of Section 3.11(a). For the avoidance of doubt, the indemnification obligations pursuant to Sections 8.2(b), 8.2(c), 8.2(d), 8.2(e), 8.2(f) and 8.2(g) and Losses from claims arising out of or relating to fraud shall not be subject to the limitations set forth in the first sentence of this Section 8.6(a).
          (b) With respect to each representation or warranty that is Qualified, no such Qualification shall be permitted for the purpose of determining whether an inaccuracy or breach of such representation or warranty has occurred or the amount of any liability that is the subject of indemnification hereunder. All Losses shall be calculated without regard to any Qualification.
          (c) Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to indemnify, defend or hold harmless any Buyer Indemnified Person against, or reimburse a Buyer Indemnified Person for, any Loss to the extent a liability for such Loss was reflected in the calculation of the Final Purchase Price as a result of any adjustment to Base Consideration contemplated by Section 1.2.
          (d) The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered (net of costs to recover) under an insurance policy. Each Party agrees that it will not seek punitive damages as to any matter under, relating to or arising out of this Agreement or the Transactions except to the extent the Company is obligated to pay punitive damages (i) to a Governmental Authority or (ii) in connection with a Third Party Claim.
     8.7 Exclusive Remedies. Except for and subject to Section 10.17, each Party acknowledges and agrees that its sole and exclusive remedy following the Closing Date with respect to any and all claims relating to this Agreement, the Transactions, the Company, and the Business (other than claims of, or causes of action arising from fraud), shall be pursuant to the indemnification provisions set forth in this Article VIII, subject to the limitations set forth herein. Notwithstanding any provision of this Agreement to the contrary, nothing herein shall limit the rights, obligations or remedies of the parties under the Transition Services Agreement, the BroadSign Assignment Agreement or the Intellectual Property Assignment Agreement.
     8.8 Tax Treatment of Payments. To the extent permitted by relevant Law, the Parties and their respective subsidiaries shall treat all payments made pursuant to this Article VIII and Section 1.5 as adjustments to the Purchase Price for all relevant Tax purposes.

ARTICLE IX
TERMINATION
     9.1 Termination. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Closing:
          (a) By mutual written agreement of Seller and Buyer;
          (b) By Seller (if Seller and the Company are not then in breach of any material term of this Agreement), if Buyer shall (i) fail to perform in any material respect its agreements contained in this Agreement required to be performed on or prior to the Closing Date, or (ii) breach any of its representations, warranties or covenants contained in this Agreement, which failure or breach, individually or in the aggregate, (x) would result in the conditions set forth in Section 2.2(b)(i) and 2.2(b)(ii) not being satisfied as of the Closing and (y) is not cured within ten days after Seller has notified Buyer in writing of its intent to terminate this Agreement pursuant to this subparagraph;
          (c) By Buyer (if Buyer is not then in breach of any material term of this Agreement), if Seller and the Company shall (i) fail to perform in any material respect their respective agreements contained in this Agreement required to be performed on or prior to the Closing Date, or (ii) breach any of their respective representations, warranties or covenants contained in this Agreement, which failure or breach individually or in the aggregate (x) would result in the conditions set forth in Section 2.2(a)(i) and 2.2(a)(ii) not being satisfied as of the Closing and (y) is not cured within ten days after Buyer has notified Seller and the Company in writing of Buyer’s intent to terminate this Agreement pursuant to this subparagraph;
          (d) By Seller or Buyer if there shall be any final, non-appealable, order, writ, injunction, judgment or decree of any Governmental Authority of competent jurisdiction binding on any of the Parties that prohibits or restrains any Party or Parties from consummating the Transactions;
          (e) By Seller, upon written notice to Buyer, if the Closing has not occurred by September 15, 2008 for any reason other than delay or nonperformance of Seller; and
          (f) By Buyer, upon written notice to Seller, if the Closing has not occurred by September 15, 2008 for any reason other than delay or nonperformance of Buyer.
     9.2 Effect on Obligations. In the event of the termination of this Agreement and the abandonment of the Transactions pursuant to Section 9.1, no Party will have any liability under this Agreement or otherwise to any other Party, except (i) that nothing herein shall relieve any Party from any liability for any willful or intentional breach prior to such termination of any of the representations, warranties, covenants and agreements set forth in this Agreement, (ii) the provisions of Article X shall survive such termination, and (iii) the obligations of Buyer pursuant to Section 6.1 shall continue indefinitely.
ARTICLE X
MISCELLANEOUS
     10.1 Definitions; Interpretive Provisions.
          (a) As used in this Agreement, the following terms have the following meanings:
     “2006 Financial Statements” has the meaning set forth in Section 3.5(a).

     “2007 Balance Sheet” has the meaning set forth in Section 3.5(a).
     “2007 Financial Statements” has the meaning set forth in Section 3.5(a).
     “Advertiser” has the meaning set forth in Section 3.23(a).
     “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that for purposes of this Agreement, at any time prior to the Closing, (i) none of Buyer or its respective Subsidiaries or Affiliates shall be deemed an Affiliate of Seller or the Company and (ii) neither Seller nor the Company, nor any of their respective Affiliates, shall be deemed an Affiliate of Buyer.
     “Agreement” has the meaning set forth in the Preamble.
     “AMHI” means Ascent Media Holdings, Inc.
     “Amended and Restated LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company substantially in the form attached hereto as Exhibit G.
     “Appraiser” has the meaning set forth in Section 7.3.
     “Base Consideration” has the meaning set forth in Section 1.2.
     “BroadSign Assignment Agreement” means the Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit C.
     “Business” has the meaning set forth in the Recitals.
     “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.
     “Buyer” has the meaning set forth in the Preamble.
     “Buyer Indemnified Person” has the meaning set forth in Section 8.2.
     “Buyer’s Objection Notice” has the meaning set forth in Section 1.3(b).
     “Carve-Out Representations” means the representations and warranties of Seller contained in Section 3.1 (Organization; Authority), Section 3.3 (Brokers), Section 3.4 (Capitalization), Section 3.10(c) (Taxes) and Section 3.18 (Related Party Transactions).
     “Cash” means cash and cash equivalents of the Company calculated in accordance with GAAP.
     “Change of Control Payments” means all change in control, stay-pay, bonus or other similar payments to any current or former employees, officers, directors or managers of the Company, Seller or their Affiliates arising as a result of the transactions contemplated by this Agreement whether arising under any employment agreement or otherwise.
     “Claim Response” has the meaning set forth in Section 8.4.

     “Claims” means claims, actions, suits, complaints, petitions, inquiries, proceedings, hearings or investigations.
     “Claims Notice” has the meaning set forth in Section 8.4.
     “Closing” has the meaning set forth in Section 2.1.
     “Closing Date” has the meaning set forth in Section 2.1.
     “Closing Date Balance Sheet” has the meaning set forth in Section 1.5(b).
     “Closing Statement” has the meaning set forth in Section 1.5(b).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commitment Letters” has the meaning set forth in Section 4.3(a).
     “Company” has the meaning set forth in the Preamble.
     “Company Employees” mean all individuals designated by Seller on the Effective Date on part (iii) of Schedule 3.14(a) who are primarily engaged in the conduct of the Business. For purposes of Article 3 (other than Sections 3.14(a)(i) and (iii)), the term Company Employee shall also include any former employees of the Company or its Related Parties who were engaged in providing services in connection with the Business.
     “Company Information” has the meaning set forth in Section 7.8(a)(ii).
     “Company’s Intellectual Property” means all Intellectual Property Rights which the Company uses or are required for use in connection with the Business as now conducted and/or as proposed to be conducted, including, but not limited to, all Intellectual Property Rights identified on Schedule 3.9(a) which the Company owns, or possesses a valid, exclusive, worldwide, perpetual and irrevocable licenses to use without restriction in connection with the Business as now conducted and/or as proposed to be conducted.
     “Company’s Transaction Expenses” means all costs and expenses incurred by the Company or on its behalf in connection with the process of selling the Company and the negotiation, preparation, execution and performance of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including, without limitation, (i) all fees and out of pocket expenses of the Company and any of their respective Representatives, (ii) fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or third parties on behalf of the Company (other than any filing fees paid or incurred in connection with the notifications and approvals required under the HSR Act), (iii) fees and expenses associated with obtaining release and termination of Encumbrances and (iv) fees and expenses of counsel, advisors, consultants, investment bankers, accountants and auditors and experts, including those payable to RBC Daniels, L.P., if any.
     “Confidential Information” means any information of a confidential or secret nature that relates in any way to the business of the Company or any other party with whom the Company agrees to hold information of such party in confidence, including, without limitation, confidential techniques, know-how, financial information, copyrights, patents, trademarks, trade names, slogans, logos, designs, service marks, computer software programs, databases, magnetic media, systems and programs, trade secrets, business lists, customer lists, advertiser lists, client lists, supplier lists, employee personnel files, engineering data, logs, consultants’ reports, budgets, forecasts, format strategy, financial reports and projections, tapes and electronic data processing files, accounting journals and ledgers, accounts receivable records and sales, operating, marketing and business plans; provided, however, that the term “Confidential Information” does not include information which was or becomes generally available to the public, or in the industries in which the parties conduct business, other than as a result of a disclosure in breach of this Agreement or by any other party directly or indirectly under an obligation of confidentiality.
     “Confidentiality Agreements” has the meaning set forth in Section 6.1.
     “Contract” means any contract, commitment, obligation, promise, agreement (including any agreement for the borrowing of money or the extension of credit), lease, license, power of attorney, purchase and sales order, covenant not to compete or other binding executory obligation.
     “Current Assets” means the aggregate current assets of the Company set forth on the Closing Date Balance Sheet; provided, however, that Current Assets shall exclude (i) all Cash, (ii) all current or deferred income Tax assets, (iii) televisions, Digital Screens, PC-Based Players, or parts related thereto to the extent included therein and (iii) all security deposits, including those in connection with the lease of real estate and purchase of equipment.
     “Current Liabilities” means the aggregate current liabilities of the Company set forth on the Closing Date Balance Sheet; provided, however, that Current Liabilities shall exclude (i) all amounts, fees and expenses paid or payable in accordance with Section 1.4(a)(i) (including any related accruals or reserves therefor), (ii) all obligations of the Company to Seller pursuant to Section 1.5(h), (iii) all current or deferred income Tax obligations, (iv) any Indebtedness, (v) any ERISA Liabilities, (vi) any Change of Control Payments and (vii) any amounts remaining to be paid (whether or not represented by an invoice) by the Company to its manufacturers and suppliers with respect to the New Orders. For the avoidance of doubt, Current Liabilities shall include (A) any amounts remaining to be paid (whether or not represented by an invoice) by the Company to its manufacturers and suppliers for Digital Screens and PC-Based Players received by or in the possession of the Company or its agents on or prior to the Closing Date, in each case, with respect to any purchase orders (other than the New Orders) placed prior to the Closing Date, (B) accrued benefits computed at the rate of 19% of gross payroll (including salary, bonuses, vacation, sick, holiday, overtime, and commissions and whether accrued, unaccrued or previously paid) that is earned or payable with respect to the period beginning July 1, 2008 and ending on and including the Closing Date and (C) amounts payable with respect to marketing or advertising reports for which the Company has received an initial draft of such report on or prior to the Closing Date regardless of whether the Company has received an invoice.
     “Debt Commitment Letter” has the meaning set forth in Section 4.3(a).
     “Debt Financing” has the meaning set forth in Section 4.3(a).
     “Digital Screen” means a flat panel LCD screen.
     “Dispute” has the meaning set forth in Section 10.12.
     “Disputed Items” has the meaning set forth in Section 1.5(d).
     “Dispute Notice” has the meaning set forth in Section 1.5(c).
     “Dispute Period” has the meaning set forth in Section 1.5(c).

     “Effective Date” has the meaning set forth in the Preamble.
     “Employee Benefit Plan” has the meaning set forth in Section 3.13(a).
     “Encumbrance” means any option, pledge, mortgage, security, interest, third party right, lien, charge, claim, title defect, conditional sale agreement or other title retention agreement, lease, restriction on voting, transfer, ownership or disposal, preemptive right, right of first refusal, right of first negotiation or any similar right in favor of any third party, restriction on the receipt of any income derived from any asset, right of way, easement, encroachment, restriction on use, condition or other encumbrance of any nature whatsoever or matters of title of any nature (including the filing of, or agreement to give, any financing statement under the Uniform Commercial Code or law of any jurisdiction).
     “Environmental Law” means and includes any Legal Requirement in effect on the Closing Date relating to pollution or protection of the environment including, without limitation: (i) CERCLA; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq., (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§ 7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.); (viii) the Safe Drinking Water Act (41 U.S.C. §§300f et seq.); and (ix) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (viii) of this subparagraph; in each case as in effect on the Closing Date.
     “Environmental Permit” has the meaning set forth in Section 3.15(b).
     “Equity Commitment Letter” has the meaning set forth in Section 4.3(a).
     “Equity Financing” has the meaning set forth in Section 4.3(a).
     “Equity Rights” means options, warrants, rights (including conversion or preemptive rights, and rights of first refusal), contracts, calls, puts, right to subscribe, conversion rights or other agreements or commitments, entitling any Person to purchase or acquire, or obligating the Company or Seller to issue or sell, any limited liability company interest or other equity securities or ownership interests in the Company, other than this Agreement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and rules issued thereunder.
     “ERISA Liabilities” mean any Liability or obligation with respect to (i) any employee benefit plan, program, policy or agreement maintained, sponsored, or contributed to by Company (prior to the Transfer Date) or Seller (or any other entity which, together with the Company (prior to the Transfer Date) or Seller, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b)), or under which any employee involved in the Business had any present or future right to benefits as of Closing, including but not limited to, any liability (a) to the PBGC under Title IV of ERISA, (b) relating to a multiemployer plan as defined in ERISA Sections 4001(a)(3) and 3(37)(A), (c) with respect to non-compliance with the notice and benefit continuation requirements of COBRA, (d) with respect to any non-compliance with ERISA or any other applicable laws or (e) with respect to any suit, proceeding or claim which is brought against a Buyer Indemnified Person or any employee benefit plan; and (ii) any claims by any employee involved in the Business for workers compensation and/or related medical benefits incurred after the Closing which relate to an injury or illness originating prior to the Closing.

     “Estimated Cash” means the estimated Cash of the Company as of the Closing as set forth on the Pre-Closing Statement, as revised pursuant to Section 1.3(b), if applicable.
     “Estimated Company’s Transaction Expenses” means the estimated Company’s Transaction Expenses as set forth on the Pre-Closing Statement, as revised pursuant to Section 1.3(b), if applicable.
     “Estimated Indebtedness” means the estimated Indebtedness of the Company as of the Closing as set forth on the Pre-Closing Statement, as revised pursuant to Section 1.3(b), if applicable.
     “Estimated Purchase Price” means the estimated Purchase Price as set forth on the Pre-Closing Statement, as revised pursuant to Section 1.3(b), if applicable.
     “Estimated Working Capital” means the estimated Working Capital of the Company as of the Closing as set forth on the Pre-Closing Statement, as revised pursuant to Section 1.3(b), if applicable.
     “Final Cash” means the Cash of the Company as of the Closing as set forth on the Closing Statement, as revised pursuant to Section 1.5(g), if applicable.
     “Final Company’s Transaction Expenses” means the Company’s Transaction Expenses as of the Closing as set forth on the Closing Statement, as revised pursuant to Section 1.5(g), if applicable.
     “Final Indebtedness” means the Indebtedness of the Company as of the Closing as set forth on the Closing Statement, as revised pursuant to Section 1.5(g), if applicable.
     “Final Purchase Price” has the meaning set forth in Section 1.5(a).
     “Final Working Capital” means the Working Capital of the Company as of the Closing as set forth on the Closing Statement, as revised pursuant to Section 1.5(g), if applicable.
     “Financial Statements” has the meaning set forth in Section 3.5(a).
     “Financing” has the meaning set forth in Section 4.3(a).
     “GAAP” means the United States generally accepted accounting principles, as applied by the Company.
     “Governmental Authority” means any United States or foreign federal, state, provincial or local governmental or other political subdivision thereof, and any commission, department, agency, court, authority or other body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, and any supranational organization of sovereign states exercising such functions for such sovereign states.
     “Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement
     “Governmental Order” means any Legal Requirement or any judgment, order, writ, injunction, decree, stipulation, agreement, determination or award entered or issued by or with any Governmental Authority.
     “Hazardous Material” means any waste or other substance that is listed, defined, designated, classified as, or determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant or otherwise regulated under or pursuant to any Environmental Law, including without limitation, RCRA hazardous wastes, CERCLA hazardous substances, oil and petroleum and all derivatives and constituents, thereof, polychlorinated biphenyls (PCBs), and asbestos or asbestos-containing materials.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder.
     “Indebtedness” means with respect to the Company, (i) the principal value, prepayment and redemption premiums and penalties (if any), unpaid fees and other monetary obligations in respect of any indebtedness for borrowed money, whether short term or long term, including all obligations evidenced by bonds, debentures, notes or similar instruments, (ii) any indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments whether short term or long term, (iii) all liabilities secured by any Encumbrance on any property owned by the Company, (iv) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect the Company against fluctuations in interest rates, (v) all indebtedness for the deferred purchase price of property or services (other than trade payables included in Current Liabilities on the Closing Date Balance Sheet), (vi) any indebtedness evidenced by any note, bond, debenture mortgage or other debt instrument or debt security, (vii) all Liabilities under any letters of credit, (viii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vii), and (ix) all indebtedness referred to in the foregoing clauses (i) through (viii) which is directly or indirectly guaranteed by the Company or that is secured by the assets or properties of the Company.
     “Indemnification Claim” has the meaning set forth in Section 8.4.
     “Indemnified Party” has the meaning set forth in Section 8.4.
     “Indemnifying Party” has the meaning set forth in Section 8.4.
     “Installed Digital Screen” means a Digital Screen and a Screen Mount that are installed in a medical office waiting area on the Effective Date.
     “Intellectual Property Assignment Agreement” means the Intellectual Property Assignment Agreement in the form attached hereto as Exhibit D.
     “Intellectual Property Rights” means any and all of the following in any jurisdiction throughout the world: (a) patents, patent applications, and patent disclosures, and any and all reissues, continuations, continuations-in-part, divisionals, extensions, requests for continued examinations, continued prosecution applications, and reexaminations thereof and all inventions, whether or not patentable and whether or not reduced to practice; (b) trademarks, service marks, certification marks, trade dress, logos, trade names, corporate names, business and product names, Internet domain names and Internet protocol addresses, together with all translations, adaptations, derivations and combinations thereof, and all goodwill associated with any of the foregoing, and all applications, registrations, and renewals in connection with any of the foregoing, and all common law rights relating to any of the foregoing; (c) works of authorship, copyright rights related thereto, industrial designs and industrial models, and all applications, registrations, and renewals in connection therewith; (d) trade secrets, know-how and confidential information (including ideas, research and development, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans, proposals, and methods); and (e) all rights pertaining to any of the foregoing.

     “Interests” means all of the issued and outstanding limited liability company interests in the Company.
     “Interim Balance Sheet Date” has the meaning set forth in Section 3.5(a).
     “Interim Financial Statements” has the meaning set forth in Section 3.5(a).
     “IRS” has the meaning set forth in Section 3.13(a).
     “Knowledge” means, with respect to any matter in question, in the case of Seller, if any of the Specified Officers of the Company has actual knowledge of such matter or would or should have knowledge of such matter after such investigation by such Specified Officer as shall be reasonable with respect to such Specified Officer under the circumstances. For purposes of this definition, the term “Specified Officers” means William Niles, George Platisa, Richard Ruth, Eric Holden and Edith Hodkinson.
     “Leased Employees” means all Company Employees who shall be leased to Buyer under the terms of the Transition Agreement.
     “Leased Real Property” has the meaning set forth in Section 3.7(b).
     “Legal Requirement” means any federal, state, provincial, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, rule, code, statute or treaty.
     “Liability” means all liabilities and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).
     “Loss” or “Losses” means, with respect to any Person, any loss, damage, diminution in value, claim, obligation, Liability, demand, action, cause of action, deficiency, penalty, fine, payment, settlement, cost and expense, of any kind or character, whether or not arising out of a third party claim and including reasonable fees and expenses of counsel, experts and accountants, and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any Governmental Authority) against or affecting such Person or which, if determined adversely to such Person, would give rise to, evidence the existence of, or relate to, any other Loss, and including the investigation, defense or settlement of any of the foregoing.
     “Material Adverse Effect” means any circumstance, event, occurrence or state of affairs which, individually or in the aggregate, is materially adverse to (i) the business, condition (financial or otherwise), results of operations, assets or liabilities of the Company, or (ii) the ability of Seller or the Company to perform their respective obligations under this Agreement or consummate the Transactions; exclusive, however, of any effect resulting primarily from (a) the announcement of the Transactions, or (b) general economic or financial conditions which do not have a disproportionate effect on the Company or its industry.
     “Material Agreement” means each of the following Contracts in effect as of the Effective Date to which the Company is a party:
          (i) all Contracts (other than the Real Property Leases listed on Schedule 3.7(b)) that the Company reasonably anticipates will, in accordance with their terms, involve aggregate payments by the Company of more than $100,000 within the twelve month period following the Effective Date;
          (ii) all Contracts that the Company reasonably anticipates will, in accordance with their terms, involve aggregate payments to the Company of more than $100,000 within the twelve month period following the Effective Date;
          (iii) all Contracts for the lease of personal property by the Company, anticipated to involve annual payments in excess of $100,000 by the Company;
          (iv) all written employment Contracts;
          (iv) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;
          (v) all Contracts under which the Company has incurred any Indebtedness or has directly or indirectly guaranteed indebtedness, liabilities or obligations of any Person other than the Company;
          (vi) all Contracts entered into after January 1, 2006 relating to the sale or purchase by the Company of any properties, assets or business operations of any Person for a price in excess of $100,000, other than the purchase and sale of inventory in the ordinary course of the Business;
          (vii) all Contracts with any current or former officer, director, employee, or consultant of the Company or Seller; and
          (viii) any other Contracts that contain change of control provisions.
     “Model Procedure” means the Model Mediation Procedure of the Centre for Effective Dispute Resolution, as in effect on the date hereof.
     “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
     “Neutral Arbitrator” has the meaning set forth in Section 1.5(e).
     “Neutral Arbitrator Fees” has the meaning set forth in Section 1.5(e).
     “New Orders” has the meaning set forth in Section 7.9.
     “Order” means any award, writ, injunction, judgment, order or decree entered, issued, made, or rendered by any Governmental Authority.
     “Parties” has the meaning set forth in the Preamble.
     “PC-Based Player” means (i) a personal computer-based player capable of accepting content over the Internet and playing the Company’s digital programming in medical office waiting areas, (iii) a license to use the software necessary to play the Company’s digital programming in medical office waiting areas, and (iii) related cabling, switch, router and other miscellaneous equipment related to the installation of a Digital Screen and such pc-based player in a medical office waiting area.
     “Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) Encumbrances for Taxes, assessments, and governmental charges or levies not yet due and payable; (b) Encumbrances imposed by Legal Requirements, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s encumbrances and other similar Encumbrances arising in the ordinary course of business securing obligations that (i) are not overdue for a period of more than 60 days and (ii) are not in excess of $15,000 in the case of a single property or $25,000 in the aggregate at any time; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (e) minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to real property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable and (iii) do not, and would not reasonably be expected to, individually or in the aggregate, materially adversely affect the value of or the continued use of such property by the Company.
     “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, limited partnership, Governmental Authority or other entity.
     “Pre-Closing Statement” has the meaning set forth in Section 1.3(a)(iv).
     “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) involving the Company commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.
     “Protective Covenants” has the meaning set forth in Section 7.8(c).
     “Purchase Price” has the meaning set forth in Section 1.2.
     “Qualified” means, as to any representation, warranty, obligation, covenant or other agreement, as applicable, that such provision is subject to a “materiality”, “material”, “Material Adverse Effect”, “in all material respects”, or similar materiality qualification, and “Qualification” means the qualification in question.
     “Related Party” means Seller, AMHI, any of their Affiliates as of the Effective Date, or any management employee, officer or director of the Company, Seller, AMHI, or any of their Affiliate.
     “Related Party Transaction” has the meaning set forth in Section 3.18.
     “Release” has the same meaning ascribed thereto under CERCLA Section 101(22), except that it shall apply to any and all Hazardous Materials, not just CERCLA hazardous substances, including, without limitation, any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the environment, whether intentional or unintentional.
     “Real Property Leases” has the meaning set forth in Section 3.7(b).
     “Releasee” has the meaning set forth in Section 7.7.

     “Releasor” has the meaning set forth in Section 7.7.
     “Representatives” has the meaning set forth in Section 7.8(a)(ii).
     “Resolution Period” has the meaning set forth in Section 1.5(d).
     “Response Period” has the meaning set forth in Section 8.4.
     “Schedules” means the schedules of Seller and the Company delivered to Buyer on the Effective Date.
     “Screen Mount” means a floor or wall mount used to install a Digital Screen in a medical office waiting area.
     “Securities Act” has the meaning set forth in Section 3.4(b).
     “Seller” has the meaning set forth in the Preamble.
     “Seller Indemnified Person” has the meaning set forth in Section 8.3.
     “Servers” has the meaning set forth in Section 5.5.
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other Person of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees (or similar Person) thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other Person (other than a corporation), a majority of the partnership or other similar ownership interests thereof having the power to govern or elect a majority of the members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; and the term “Subsidiary” shall include all entities which would be considered a subsidiary of a Subsidiary under this definition.
     “Target Working Capital” has the meaning set forth in Section 1.2.
     “Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means (i) any federal, state, provincial, local, foreign or other income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar taxes, duty, levy or assessment or deficiencies thereof (including all interest and penalties thereon and additions thereto, whether disputed or not) and (ii) any liability in respect of any items described in clause (i) above payable by reason of Contract, assumption, transferee liability, operation of law, Treasury Regulation section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

     “Taxing Authority” means any Governmental Authority with administrative or judicial authority and responsibility for enforcing the payment of Taxes.
     “Tax Return” means any return, declaration, report, claim for refund, information return, or other document (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax or the administration of any laws, regulations, or administrative requirements relating to any Tax.
     “Trade Secrets” means information of the Company including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers, advertisers or suppliers that (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.
     “Territory” has the meaning set forth in Section 7.8(a)(i).
     “Transaction Documents” means this Agreement, the Transition Services Agreement, the BroadSign Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement and any other agreements, instruments, or documents entered into pursuant to this Agreement.
     “Transactions” means the transactions contemplated by this Agreement to be consummated at the Closing.
     “Transition Services Agreement” means an agreement by and among Ascent Media Group, LLC, Buyer and the Company with respect to services to be provided by Ascent Media Group, LLC to the Company after the Closing Date substantially in the form attached hereto as Exhibit E.
     “Treasury Regulations” means the regulations promulgated under the Code in effect on the date hereof and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.
     “WARN” has the meaning set forth in Section 4.6.
     “Wire Transfer Instruction Form” means the Intellectual Property Assignment Agreement in the form attached hereto as Exhibit F.
     “Working Capital” means an amount equal to the Current Assets less the Current Liabilities, all determined without giving effect to the Transactions and prepared in accordance with GAAP, consistently applied, and consistent with the methodology used to prepare the 2007 Balance Sheet and the estimates of Current Assets and Current Liabilities attached hereto as Schedule 1.5.
          (b) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Schedules hereto) and not to any particular provision of this Agreement, and all Article, Section and Schedule references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” will be deemed to be followed by the phrase “without limitation.” The word “if” means “if and only if.” The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference in this Agreement to a “day” or number of

“days” (without the explicit qualification of “business”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be deferred until, or may be taken or given on, the next Business Day. Any reference in this Agreement to the business of the Company “as proposed to be conducted” (or words of similar import) shall refer to any current proposals by the Company with respect to its existing business.
     10.2 Notices. All notices, demands and other communications made hereunder shall be in writing and shall be given either by personal delivery, by nationally recognized overnight courier (with charges prepaid), and shall be deemed to have been given or made when personally delivered, the day following the date deposited with such overnight courier service to the respective Parties at the following addresses (or such other address for a Party as shall be specified by like notice):
If to Seller or, prior to the Closing, the Company:
Ascent Media Corporation
520 Broadway, 5th Floor
Santa Monica, California 90401
Attention: William E. Niles
with a copy (which shall not constitute notice) to:
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112-4498
Attention: Marc A. Leaf
If to Buyer:
Banc of America Capital Investors
100 North Tryon Street, 25th Floor
Charlotte, North Carolina 28255
Attention: Craig A. Elson
and
M/C Venture Partners VI, L.P.
235 Pine Street
Suite 1675
San Francisco, California 94101
Attention: John W. Watkins
with a copy (which shall not constitute notice) to:
Alston & Bird LLP
Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, North Carolina 28280-4000
Attention: C. Mark Kelly, Esq.
                    Lee R. Rimler, Esq.

     10.3 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expense, whether or not the Transactions are consummated.
     10.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
     10.5 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party, and any purported assignment without such consent shall be void. Notwithstanding the foregoing, Buyer may collaterally assign its rights and remedies under this Agreement and other Transaction Documents to the agents and lenders (and their successors and assigns) providing the Debt Financing. The Parties acknowledge that Buyer shall remain liable under this Agreement and the other Transaction Documents to observe and perform all of the conditions and obligations therein contained to be observed and performed by it, and that neither the collateral assignment, nor any action taken pursuant thereto, shall cause the agents or lenders providing the Debt Financing (or their affiliates, successors or assigns) to have any obligation or liability in any respect whatsoever to any party to this Agreement or the other Transaction Documents for the observance or performance of any of the representations, warranties, conditions, covenants, agreements or terms contained in this Agreement or the other Transaction Documents.
     10.6 Third Party Beneficiaries. Nothing express or implied in this Agreement or any document contemplated by this Agreement is intended to, or shall, grant any legal, equitable or other right or benefit to any Person which is not a Party, other than the rights and benefits of a Buyer Indemnified Person or a Seller Indemnified Person pursuant to Article VIII.
     10.7 Headings. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of this Agreement and shall not in any way affect the meaning or interpretation of this Agreement.
     10.8 Recitals. The recitals set forth at the beginning of this Agreement are incorporated by reference in, and made a part of, this Agreement.
     10.9 Amendments. Any waiver, amendment, modification or supplement of or to any term or condition of this Agreement shall be effective only if in writing and signed by all Parties hereto. The Parties hereby waive any right to modify, amend, waive or supplement the provisions of this Section orally.
     10.10 Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by the Party entitled to the benefits thereof, as provided in, and subject to, this Section 10.10. Any waiver of any of the provisions of this Agreement by any Party shall be binding only if set forth in an instrument in writing signed on behalf of such Party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
     10.11 Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to any choice or conflict of laws provisions or rules that would cause the application of laws of any jurisdiction other than the State of Delaware.

     10.12 Dispute Resolution. Except with respect to Disputed Items, the Parties shall resolve any dispute, controversy or claim whatsoever between such Parties, arising out of or in connection with this Agreement or the Transactions (a “Dispute”) in accordance with the following procedures:
          (a) Within 30 calendar days after any Party has served written notice on the other Party or Parties pursuant to Section 10.2 setting forth in reasonable detail the nature of the Dispute, such Dispute shall be submitted to mediation under the supervision of and in accordance with the Model Procedure. The language of the mediation shall be English. Any foreign language documents presented during the mediation shall be accompanied by an English translation. The mediation shall take place in New York, New York. Notwithstanding anything contained in this Agreement or the Model Procedure to the contrary, in no event will any Party be obligated to participate in any mediation for more than 30 calendar days.
          (b) Notwithstanding anything to the contrary in any of the Transaction Documents or documents delivered pursuant thereto, the Parties hereby agree that any and all Disputes shall be settled exclusively on the basis of the procedure set forth in this Section 10.12; provided, that either Party may at any time without resort to the procedures set forth in this Section 10.12 seek equitable relief from a court of competent jurisdiction located in the State of Delaware with respect to any Dispute or as provided in Section 10.17.
          (c) If, after complying with the procedures set forth in Section 10.12(a) above, a Party to a mediation commenced pursuant to this Section 10.12 desires to seek other binding resolution outside of such mediation, then such Party may only seek to have such Dispute finally and exclusively resolved in any Federal or State court located within the area encompassed by the city of Wilmington, Delaware. Each Party irrevocably submits to the exclusive jurisdiction of any State or Federal court located within the area encompassed by the city of Wilmington, Delaware (i) to support and assist the mediation process pursuant to this Section 10.12, (ii) in connection with actions for equitable relief described in Section 10.12(b), and (iii) in connection with any other actions permitted to be brought pursuant to the provisions of this Section 10.12. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that may be required of any Party with respect thereto. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in a manner provided in Section 10.2; provided, however, that nothing in this Section 10.12 will affect the right of any Party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.
     10.13 Waiver of Jury Trial.
          (a) TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THE TRANSACTIONS.
          (b) THE SCOPE OF THIS SECTION 10.13, AND THE WAIVERS CONTAINED HEREIN, IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS SECTION 10.13, AND THE WAIVERS CONTAINED HEREIN, ARE A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS TRANSACTION, THAT EACH HAS ALREADY

RELIED ON THIS SECTION 10.13, AND THE WAIVERS CONTAINED HEREIN, IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THIS SECTION 10.13, AND THE WAIVERS CONTAINED HEREIN, IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS SECTION 10.13, AND THE WAIVERS CONTAINED HEREIN, WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
     10.14 Severability. In the event that any provision in this Agreement shall be determined to be invalid, illegal or unenforceable in any respect, the remaining provisions of this Agreement shall not be in any way impaired, and the illegal, invalid or unenforceable provision shall be fully severed from this Agreement and there shall be automatically added a replacement provision as similar in terms and intent to such severed provision as may be legal, valid and enforceable.
     10.15 Entire Agreement. This Agreement and the Schedules and Exhibits to this Agreement, together with the documents and instruments delivered pursuant hereto and thereto, constitute the entire agreement and understanding between the Parties pertaining to the subject matter of this Agreement, and supersede all prior and contemporaneous agreements and understandings between the Parties, whether written or oral, except the Confidentiality Agreements, which is incorporated herein by reference.
     10.16 Construction. Each Party and its counsel have reviewed and revised this Agreement. Accordingly, any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement or of any amendments, schedules or exhibits to this Agreement.
     10.17 Specific Enforcement. Each Party acknowledges and agrees that the other Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Parties could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any Party may be entitled under this Agreement, at Law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.
[remainder of page intentionally left blank]

     IN WITNESS WHEREOF, each of the Parties has signed this Agreement, or has caused this Agreement to be signed by its duly authorized officer, as of the date first above written.

SELLER: ASCENT MEDIA CORPORATION
By:	/s/ Jose A. Royo
	Name:	Jose A. Royo
	Title:	President

COMPANY: ASCENT MEDIA CANS, LLC
By:	/s/ Jose A. Royo
	Name:	Jose A. Royo
	Title:	President and Chief Executive Officer

BUYER: ACCENTHEALTH HOLDINGS, LLC
By:	/s/ Craig A. Elson
	Name:	Craig A. Elson
	Title:	Manager